Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

between

AMERICAN NATIONAL BANKSHARES INC.

and

HOMETOWN BANKSHARES CORPORATION

October 1, 2018

LIST OF EXHIBITS

EXHIBIT 1.1             Form of Plan of Merger

EXHIBIT 1.3             Form of Subsidiary Bank Agreement and Plan of Merger

EXHIBIT 5.8             Form of Affiliate Agreement

EXHIBIT 5.9             Form of Director Noncompetition Agreement

INDEX OF DEFINED TERMS

ACA	Section 3.3(o)(ii)
Acquisition Proposal	Section 5.5(c)
Affected Agreements	Section 5.13(b)
Agreement	Recitals
American	Recitals
American Benefit Plans	Section 3.3(p)(i)
American Board Recommendation	Section 5.3(b)
American Common Stock	Section 2.1(a)
American Material Contract	Section 3.3(j)(ii)
American National Bank	Section 1.3(a)
American Shareholder Approval	Section 3.3(c)(i)
American Shareholders Meeting	Section 5.3(b)
American Stock Plan	Section 3.3(d)(iii)
Bank Reports	Section 3.3(g)
BHCA	Section 3.3(a)
Closing Date	Section 1.2(b)
Code	Recitals
Computer Systems	Section 3.3(c)(c)(i)
Confidentiality Agreement	Section 5.2(c)
Derivative Contract	Section 3.3(v)(iv)
Disclosure Schedule	Section 3.1(a)
Effective Time	Section 1.2(a)
Environmental Claim	Section 3.3(s)(iv)(A)
Environmental Laws	Section 3.3(s)(iv)(A)
ERISA	Section 3.3(o)(i)
ERISA Affiliate	Section 3.3(o)(i)
Exchange Act	Section 3.3(c)(iv)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(b)
FDIC	Section 3.3(b)
Financial Statements	Section 3.3(f)(ii)
GAAP	Section 3.3(f)(ii)
Governmental Authority	Section 3.3(k)
HomeTown	Recitals
HomeTown Benefit Plans	Section 3.3(o)(i)
HomeTown Board Recommendation	Section 5.3(a)
HomeTown Book-Entry Shares	Section 2.1(c)
HomeTown Common Certificate	Section 2.1(c)
HomeTown Common Stock	Section 2.1(b)
HomeTown Continuing Employees	Section 5.10(a)
HomeTown Directors	Section 1.5(a)
HomeTown Material Contract	Section 3.3(j)(i)
HomeTown SERP	Section 5.10(e)

HomeTown Shareholder Approval	Section 3.3(c)(i)
HomeTown Shareholders Meeting	Section 5.3(a)
HomeTown Stock Award	Section 2.3(b)
HomeTown Stock Option	Section 2.3(a)
HomeTown Stock Plan	Section 2.3(a)
Intellectual Property	Section 3.3(u)
Joint Proxy Statement	Section 3.3(c)(iv)
Knowledge	Section 3.2(c)
Loan	Section 3.3(r)(xi)
Loan Loss Allowance	Section 3.3(r)(iii)
Material Adverse Effect	Section 3.2(b)
Materials of Environmental Concern	Section 3.3(s)(iv)(A)
Merger	Recitals
Merger Consideration	Section 2.1(b)
OREO	Section 3.3(r)(iv)
Organizational Documents	Section 3.3(a)
Plan of Merger	Section 1.1
Registration Statement	Section 3.3(c)(iv)
Regulatory Agencies	Section 3.3(g)
Regulatory Approvals	Section 5.6(a)
Replacement Option	Section 2.3(a)
Replacement Stock Award	Section 2.3(b)
Rights	Section 3.3(d)(iv)
Sarbanes-Oxley Act	Section 3.3(f)(v)
SEC	Section 3.3(c)(iv)
SEC Reports	Section 3.3(f)(i)
Securities Act	Section 3.3(c)(iv)
Subordinated Notes	Section 5.21
Subsidiary	Section 3.3(b)
Subsidiary Bank Merger	Section 1.3(a)
Superior Proposal	Section 5.5(d)
Tax(es)	Section 3.3(l)(i)
Tax Returns	Section 3.3(l)(i)
Technology Systems	Section 3.3(u)
Termination Fee	Section 7.4(b)
Transition Board	Section 1.5(e)
Treasury Regulations	Recitals
VSCA	Section 1.1

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of October 1, 2018, between AMERICAN NATIONAL BANKSHARES INC., a Virginia corporation (“American”), and HOMETOWN BANKSHARES CORPORATION, a Virginia corporation (“HomeTown”).

WHEREAS, the Boards of Directors of American and HomeTown have approved, and deem it advisable and in the best interests of their respective shareholders to consummate, the business combination transactions provided for herein, including the merger of HomeTown with and into American (the “Merger”);

WHEREAS, the Boards of Directors of American and HomeTown have each determined that the Merger is consistent with, and will further, their respective business strategies and goals; and

WHEREAS, it is the intention of the parties that, for federal income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated under the Code (and any future amendments to such regulations and any corresponding provisions of succeeding regulations) (the “Treasury Regulations”), and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

The Merger and Related Matters

1.1    The Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time (as defined herein), HomeTown will be merged with and into American pursuant to the Plan of Merger substantially in the form attached hereto as Exhibit 1.1 and made a part hereof (the “Plan of Merger”). The separate corporate existence of HomeTown thereupon shall cease, and American will be the surviving corporation in the Merger. The Merger will have the effect set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”).

1.2     Effective Time; Closing.

(a)    The Merger will become effective on the date and at the time shown on the Articles of Merger required to be filed with the office of the Virginia State Corporation Commission, as provided in Section 13.1-720 of the VSCA, effecting the Merger (the “Effective Time”). Subject to the satisfaction or waiver of the conditions set forth in Article 6, the parties will use their reasonable best efforts to cause the Effective Time to occur as soon as practicable after all required regulatory and shareholder approvals to consummate the Merger have been received, or on such later date as the parties may mutually agree in writing. On or after the Closing Date (as defined herein), American and HomeTown will execute and deliver Articles of Merger containing the Plan of Merger to the Virginia State Corporation Commission.

(b)    Subject to the terms and conditions of this Agreement, the closing of the Merger will take place at 10:00 a.m. Eastern Time at the offices of Williams Mullen, 200 South 10th Street, Suite 1600, Richmond, Virginia, on a date mutually agreed to by the parties and which shall be held at or prior to the Effective Time (the “Closing Date”). All documents required by this Agreement to be delivered at or prior to the Effective Time will be exchanged by the parties on the Closing Date.

1.3     Subsidiary Bank Merger.

(a)    At the Effective Time or as soon thereafter as reasonably practicable, HomeTown Bank, the wholly-owned Virginia chartered bank subsidiary of HomeTown, shall be merged with and into American National Bank and Trust Company (“American National Bank”), the wholly-owned national banking association subsidiary of American (the “Subsidiary Bank Merger”), pursuant to the Subsidiary Bank Agreement and Plan of Merger, the form of which is attached hereto as Exhibit 1.3(a). The separate corporate existence of HomeTown Bank thereupon shall cease, and American National Bank will be the surviving bank in the Subsidiary Bank Merger. As soon as practicable after the approval of this Agreement by the Boards of Directors of American and HomeTown, each of American, American National Bank, HomeTown and HomeTown Bank, respectively, shall take all actions necessary to approve and adopt the Subsidiary Bank Agreement and Plan of Merger, including effecting the necessary shareholder and board of director approvals, all of which shall be conditioned on the consummation of the Merger. Prior to the Effective Time, such parties shall take all actions necessary to approve and adopt any and all other agreements and documents to effect the Subsidiary Bank Merger.

(b)    American may at any time change the method or timing of effecting the combination of American National Bank and HomeTown Bank if and to the extent American deems such changes necessary, appropriate or desirable for any reason in its discretion (including, without limitation, to ensure that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code); provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration (as defined herein), (ii) adversely affect the HomeTown shareholders, (iii) adversely affect the ability of the Merger to quality as a “reorganization” within the meaning of Section 368(a) of the Code, (iv) materially impede or delay consummation of the transactions contemplated by this Agreement or (v) result in the Subsidiary Bank Merger occurring prior to the Merger; and provided, further, that (x) American shall provide HomeTown with five (5) days’ prior written notice of such change and the reasons therefor, and (y) American shall not make any change that would materially affect the tax consequences to HomeTown or its shareholders without the prior written consent of HomeTown (such consent not to be unreasonably withheld, conditioned or delayed).

(c)    The Virginia banking headquarters of American National Bank will be located in Roanoke, Virginia after the Subsidiary Bank Merger. The North Carolina banking headquarters of American National Bank will be located in Greensboro, North Carolina after the Subsidiary Bank Merger. The corporate headquarters American will continue to be in Danville, Virginia after the Effective Time and the main office of American National Bank will continue to be in Danville, Virginia after the Subsidiary Bank Merger.

1.4    Articles of Incorporation and Bylaws of American.

The Articles of Incorporation of American as in effect immediately prior to the Effective Time will be the Articles of Incorporation of American as of and after the Effective Time until thereafter amended in accordance with the provisions thereof and applicable law. The Bylaws of American as in effect immediately prior to the Effective Time will be the Bylaws of American as of and after the Effective Time until thereafter amended in accordance with the provisions thereof and applicable law.

1.5    Corporate Governance.

(a)    Prior to the Effective Time, the Board of Directors of American shall amend American’s Bylaws to cause the number of directors that will comprise the full Board of Directors of American at the Effective Time to be fixed at a number not to exceed sixteen (16) directors. At or prior to the Effective Time, American shall cause each of Nancy H. Agee and Kenneth S. Bowling (the “HomeTown Directors”) to be appointed as directors of American as of the Effective Time to serve until the next annual meeting of the shareholders of American following the Effective Time. Nancy H. Agee shall be appointed to serve in Class II and Kenneth S. Bowling shall be appointed to serve in Class I of the Board of Directors of American. Subject to the good faith consideration by the Corporate Governance Committee of American’s Board of Directors, American shall nominate each HomeTown Director for election to the Board of Directors of American at the first annual meeting of the shareholders of American following the Effective Time, and American’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors of American that its shareholders vote to elect each HomeTown Director to the same extent as recommendations are made with respect to other directors of American standing for reelection.

(b)    At the Effective Time through the first annual meeting of the shareholders of American after the Effective Time, Susan K. Still shall be appointed as a non-voting observer entitled to attend meetings of the Board of Directors of American, and shall be entitled to receive all notices and information provided to the members of such Board of Directors (within the same time frames provided to such members).

(c)    Subject to the good faith consideration by the Corporate Governance Committee of American’s Board of Directors, American shall nominate Susan K. Still for election to Class III of the Board of Directors of American at the first annual meeting of the shareholders of American following the Effective Time to fill the vacancy created by the retirement of a current director of American that will be effective at or prior to such meeting pursuant to American’s retirement policy for directors. American’s Board of Directors shall not amend such retirement policy in a manner that would delay the nomination of Susan K. Still for election in accordance with this Section 1.5(c). American’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors of American that its shareholders vote to elect Susan K. Still to the same extent as recommendations are made with respect to other directors of American standing for reelection.

(d)    Prior to the Effective Time, American and American National Bank shall cause each of Susan K. Still, Nancy H. Agee and Kenneth S. Bowling to be appointed as directors of American National Bank as of the Effective Time.

(e)    At the Effective Time, American National Bank shall establish an advisory board that will operate for a period of two (2) years after the Effective Time to assist with retaining HomeTown Bank customers, developing new business, representing the combined bank positively in the communities served by HomeTown and such other activities as may be reasonably requested by American (the “Transition Board”). The Transition Board shall initially be composed of all of the members of the HomeTown and HomeTown Bank Boards of Directors that will not be members of the Boards of Directors of American and American National Bank after the Merger. Members of the Transition Board will be compensated for their service at a rate equal to the average rate members of the HomeTown and HomeTown Bank Boards of Directors were compensated for service during the two (2) years immediately preceding the Subsidiary Bank Merger. Membership on the Transition Board shall be conditional upon execution of and continued compliance with the agreements described in Section 5.8 and Section 5.9 hereof.

1.6    Tax Consequences.

It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes. American and HomeTown shall prepare and file with each of their respective Tax Returns (as defined herein) all information required by Treasury Regulation Section 1.368-3 and related provisions of the Treasury Regulations in a manner consistent with treating the transactions contemplated by this Agreement as a reorganization described in Section 368(a) of the Code and shall take no position (whether in audits, Tax Returns or otherwise) that is inconsistent with this treatment unless required to do so by applicable law.

ARTICLE 2

Merger Consideration; Exchange Procedures

2.1    Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of American or HomeTown or their respective shareholders:

(a)    Each share of common stock, par value $1.00 per share, of American (“American Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall remain unchanged by the Merger.

(b)    Each share of common stock, par value $5.00 per share, of HomeTown (“HomeTown Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for the right to receive 0.4150 shares (the “Exchange Ratio”) of American Common Stock, plus cash in lieu of any fractional shares pursuant to Section 2.4 (collectively, the “Merger Consideration”). All shares of HomeTown Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.

(c)    Each certificate previously representing shares of HomeTown Common Stock (a “HomeTown Common Certificate”) and the non-certificated shares of HomeTown Common Stock (the “HomeTown Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each underlying share of HomeTown Common Stock (i) the Merger Consideration upon the surrender of such HomeTown Common Certificate or HomeTown Book-Entry Shares in accordance with Section 2.2, and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.

(d)    Each share of HomeTown Common Stock held by either party hereto and each share of American Common Stock held by HomeTown or any Subsidiary (as defined herein) of HomeTown prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor; provided, that such shares of American Common Stock shall resume the status of authorized and unissued shares of American Common Stock.

2.2    Exchange Procedures.

(a)    On or before the Closing Date, American shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by American (in such capacity, the “Exchange Agent”), for the benefit of the holders of the HomeTown Common Certificates and the holders of HomeTown Book-Entry Shares, at the election of American, either certificates representing the shares of American Common Stock or non-certificated shares of American Common Stock (or a combination) issuable pursuant to this Article 2, together with any dividends or distributions with respect thereto and any cash to be paid in lieu of fractional shares without any interest thereon (the “Exchange Fund”), in exchange for the HomeTown Common Certificates and HomeTown Book-Entry Shares.

(b)    As promptly as practicable after the Effective Time, American shall cause the Exchange Agent to send to each former shareholder of record of HomeTown immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder’s HomeTown Common Certificates or HomeTown Book-Entry Shares for the Merger Consideration, as provided for herein.

(c)    American shall cause the Merger Consideration into which shares of HomeTown Common Stock are converted at the Effective Time, and dividends or distributions that a HomeTown shareholder shall be entitled to receive, to be issued and paid to such HomeTown shareholder upon proper surrender to the Exchange Agent of HomeTown Common Certificates and HomeTown Book-Entry Shares representing such shares of HomeTown Common Stock, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any such cash to be paid pursuant to Section 2.4 or Section 2.6.

(d)    Any HomeTown shareholder whose HomeTown Common Certificates or HomeTown Book-Entry Shares have been lost, destroyed, stolen or are otherwise missing shall be entitled to the Merger Consideration and dividends or distributions upon compliance with reasonable conditions imposed by American pursuant to applicable law and as required in accordance with American’s standard policy (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

(e)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of HomeTown for twelve (12) months after the Effective Time shall be returned to American (together with any earnings in respect thereof). Any shareholders of HomeTown who have not complied with this Article 2 shall thereafter be entitled to look only to American, and only as a general creditor thereof, for payment of the consideration deliverable in respect of each share of HomeTown Common Stock such shareholder held as of the close of business on the Effective Time as determined pursuant to this Agreement, without any interest thereon.

(f)    None of the Exchange Agent, the parties hereto, nor the parties’ respective Subsidiaries shall be liable to any shareholder of HomeTown for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3    HomeTown Stock Options and Other Equity-Based Awards.

(a)    At the Effective Time, each option, whether vested or unvested, to purchase shares of HomeTown Common Stock (a “HomeTown Stock Option”) granted under an equity or equity-based compensation plan of HomeTown (a “HomeTown Stock Plan”) shall be converted into an option (each, a “Replacement Option”) to acquire, on the same terms and conditions as were applicable under such HomeTown Stock Option (except as provided otherwise in this Section 2.3(a) and taking into account any changes thereto, including any acceleration of vesting thereof, provided for in the HomeTown Stock Plan or in the related award document by reason of the Merger), the number of shares of American Common Stock equal to the product of (i) the number of shares of HomeTown Common Stock subject to the HomeTown Stock Option multiplied by (ii) the Exchange Ratio. Such product shall be rounded down to the nearest whole number. The exercise price per share (rounded up to the next whole cent) of each Replacement Option shall equal (y) the exercise price per share of shares of HomeTown Common Stock that were purchasable pursuant to such HomeTown Stock Option divided by (z) the Exchange Ratio. Notwithstanding the foregoing, each HomeTown Stock Option that is intended to be an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted if necessary in accordance with the requirements of Section 424 of the Code, and all other options shall be adjusted if necessary in a manner that maintains the option’s exemption from Section 409A of the Code.

(b)    At the Effective Time, each restricted stock award granted under a HomeTown Stock Plan (a “HomeTown Stock Award”) that is unvested or contingent and outstanding immediately prior to the Effective Time shall cease, at the Effective Time, to represent any rights with respect to shares of HomeTown Common Stock and shall be converted without any action on the part of the holder thereof, into a restricted stock award of American (a “Replacement Stock Award”), on the same terms and conditions as were applicable under the HomeTown Stock Awards (but taking into account any changes thereto, including any acceleration of vesting thereof, provided for in the HomeTown Stock Plan or in the related award document by reason of the Merger). The number of shares of American Common Stock subject to each such Replacement Stock Award shall be equal to the number of shares of HomeTown Common Stock subject to the HomeTown Stock Award multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of American Common Stock.

(c)    At the Effective Time, American shall assume the HomeTown Stock Plans; provided that such assumption shall only be with respect to the Replacement Options and Replacement Stock Awards, and American shall have no obligation to make any additional grants or awards under the HomeTown Stock Plans. The provisions of any such HomeTown Stock Plan will be unchanged, except that (i) all references to HomeTown (other than any references relating to a “change in control” (or similar term) of HomeTown) in the HomeTown Stock Plan and in each agreement evidencing any award thereunder shall be deemed to refer to American, unless American reasonably determines otherwise, and (ii) the number of shares of American Common Stock available for issuance pursuant to the HomeTown Stock Plan following the Effective Time shall be equal to the number of shares of HomeTown Common Stock so available immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of American Common Stock.

(d)    As soon as practicable after the Effective Time, American will deliver to the holders of Replacement Options and Replacement Stock Awards any required notices setting forth such holders’ rights pursuant to the respective HomeTown Stock Plan and award documents and stating that such Replacement Options and Replacement Stock Awards have been issued by American and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.3 after giving effect to the Merger and the terms of the HomeTown Stock Plan).

2.4    No Fractional Shares.

Each holder of shares of HomeTown Common Stock exchanged pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of American Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of American Common Stock multiplied by the average closing price per share of American Common Stock, as reported on the Nasdaq Global Select Market, for the ten (10) consecutive trading days ending on and including the fifth trading day immediately prior to the Effective Time.

2.5    Anti-Dilution.

In the event American changes (or establishes a record date for changing) the number of shares of American Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, appropriate and proportional adjustments will be made to the Exchange Ratio.

2.6    Dividends.

No dividend or other distribution payable to the holders of record of HomeTown Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any HomeTown Common Certificate or HomeTown Book-Entry Share until such holder properly surrenders such shares (or furnishes a surety bond or customary indemnity that the HomeTown Common Certificate or HomeTown Book-Entry Share is lost, destroyed, stolen or otherwise missing as provided in Section 2.2(d)) for exchange as provided in Section 2.2 of this Agreement, promptly after which time all such dividends or distributions will be paid (without interest).

2.7    Withholding Rights.

The Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax (as defined herein) law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority (as defined herein) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

2.8    No Appraisal Rights.

In accordance with Section 13.1-730 of the VSCA, no appraisal rights shall be available to the holders of HomeTown Common Stock in connection with the Merger or the other transactions contemplated by this Agreement.

ARTICLE 3

Representations and Warranties

3.1    Disclosure Letters.

(a)    Prior to the execution and delivery of this Agreement, each party has delivered to the other party a letter (its “Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Section 3.3, or to one or more of its covenants or agreements contained in Articles 4 or 5; provided, that (i) no such item is required to be set forth in a party’s Disclosure Letter as an exception to any representation or warranty of such party if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (ii) the mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined herein) with respect to such party.

(b)    Any disclosures made with respect to a subsection of Section 3.3 shall be deemed to qualify (i) any subsections of Section 3.3 specifically referenced or cross-referenced and (ii) other subsections of Section 3.3 to the extent it is reasonably apparent (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other subsections.

3.2    Standard.

(a)    No representation or warranty of American or HomeTown contained in Section 3.3 (other than the representations and warranties contained in (i) Section 3.3(d), Section 3.3(e), Section 3.3(h)(ii) and Section 3.3(aa)(i), which shall be true and correct in all respects (other than, in the case of Section 3.3(d) and Section 3.3(e) only, such failures to be true and correct as are de minimis) and (ii) Section 3.3(c)(i), which shall be true and correct in all material respects) will be deemed untrue or incorrect, including for purposes of Section 6.2(a) and Section 6.3(a), and no party will be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 3.3, has had or is reasonably likely to have a Material Adverse Effect on such party (it being understood that in applying the standard set forth in this Section 3.2(a), all materiality and “Material Adverse Effect” qualifications and exceptions contained in the individual representations and warranties shall be disregarded).

(b)    The term “Material Adverse Effect,” as used with respect to a party, means any event, change, effect or occurrence which, individually or together with any other event, change, effect or occurrence, (i) is materially adverse to the business, properties, assets, liabilities, financial condition or results of operations of such party and its Subsidiaries, taken as a whole, or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis; provided that a Material Adverse Effect shall not be deemed to include the impact of (A) changes after the date of this Agreement in laws or regulations generally affecting banking and bank holding company businesses and the interpretation of such laws and regulations by any Governmental Authority, (B) changes after the date of this Agreement in generally accepted accounting principles or regulatory accounting requirements generally affecting banking and bank holding company businesses, (C) changes or events after the date of this Agreement generally affecting banking and bank holding company businesses, including changes in prevailing interest rates, and not specifically relating to American, HomeTown, or their respective Subsidiaries, (D) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior informed consent of the other party in contemplation of the transactions contemplated hereby, (E) the public disclosure of this Agreement and the transactions contemplated hereby, (F) any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, and (G) a decline, in and of itself, in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including the underlying causes thereof to the extent such causes are not otherwise excluded by clauses (A) through (F); except, with respect to clauses (A), (B), (C) or (F), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, financial condition or results of operations such party hereto and its Subsidiaries, taken as a whole, as compared to other comparable companies in the commercial banking industry.

(c)    The term “Knowledge” with respect to American, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 3.2 of American’s Disclosure Letter and, with respect to HomeTown, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 3.2 of HomeTown’s Disclosure Letter.

3.3    Representations and Warranties.

Subject to and giving effect to Section 3.1 and Section 3.2 and except as set forth in the relevant Disclosure Letters or in any of such party’s SEC Reports (as defined herein) filed on or after January 1, 2018 and prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), American represents and warrants to HomeTown, to the extent applicable, and HomeTown represents and warrants to American, to the extent applicable, except where expressly stated otherwise, as follows:

(a)    Organization, Standing and Power. It is a Virginia corporation duly organized, validly existing and in good standing under the laws of Virginia. It has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business. It is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). It is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it. Neither it nor any of its Subsidiaries is in violation of any provision of the Organizational Documents or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Subsidiary, as applicable. True and complete copies of its Articles of Incorporation, Bylaws or other similar governing instruments (the “Organizational Documents”), in each case as amended to the date hereof and as in full force and effect as of the date hereof are attached to its Disclosure Letter.

(b)    Subsidiaries. Each of its Subsidiaries (i) is a duly organized bank, corporation, limited liability company, partnership or statutory trust, validly existing and in good standing under applicable laws of the jurisdiction in which it is incorporated or organized, (ii) has full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect. The outstanding shares of capital stock or equity interests of each of its Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares or equity interests are directly or indirectly owned by it free and clear of all liens, claims and encumbrances or preemptive rights of any person. No rights are authorized, issued or outstanding with respect to the capital stock or equity interests of any of its Subsidiaries and there are no agreements, understandings or commitments relating to the right to vote or to dispose of the capital stock or equity interests of any of its Subsidiaries. There are no restrictions on the ability of any of its Subsidiaries to pay dividends or distributions except as set forth in Section 13.1-653 of the VSCA and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposits of each of its Subsidiaries that is a commercial bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the “FDIC”) to the maximum extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. A true and complete list of its direct and indirect Subsidiaries as of the date hereof is set forth in Section 3.3(b) of its Disclosure Letter that shows each Subsidiary’s jurisdiction of incorporation, each jurisdiction in which each Subsidiary is qualified and/or licensed to do business, its form of organization, and lists the owner(s) and percentage ownership (direct or indirect) of each Subsidiary. Section 3.3(b) of HomeTown’s Disclosure Schedule also lists any corporation, bank or other business organization of which HomeTown or HomeTown Bank owns, directly or indirectly, five percent (5%) or more of the outstanding capital stock or other equity interests, and shows for each such entity its jurisdiction of incorporation, each jurisdiction in which such entity is qualified and/or licensed to do business, its form of organization, and lists the owner(s) and percentage ownership (direct or indirect) of such entity.

The term “Subsidiary” when used with respect to any party means any corporation, bank or other business organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries.

(c)    Authority; No Breach of the Agreement.

(i)    It has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, and, subject to obtaining the American Shareholder Approval (as defined herein) and the HomeTown Shareholder Approval (as defined herein), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, by it have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by its board of directors) and subject only to the receipt of (A) in the case of HomeTown, approval of this Agreement and the Plan of Merger by the holders of a majority of the outstanding shares of HomeTown Common Stock (the “HomeTown Shareholder Approval”) and (B) in the case of American, approval of this Agreement and the Plan of Merger by the holders of more than two-thirds of the outstanding shares of American Common Stock (the “American Shareholder Approval”).

(ii)    This Agreement has been duly executed and delivered by it and assuming due authorization, execution and delivery of this Agreement by the other party, this Agreement is a valid and legally binding obligation, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity. American represents and warrants that the American Common Stock to be issued in the Merger, when issued, will be validly issued, fully paid and nonassessable.

(iii)    Neither the execution and delivery of this Agreement by it, nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the provisions hereof will: (A) conflict with, violate or result in a breach or default of any provision of its Organizational Documents; (B) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of it or any of its Subsidiaries pursuant to any (1) note, bond, mortgage or indenture, or (2) any material license, agreement or other instrument or obligation, to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their properties or assets may be bound; or (C) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its Subsidiaries.

(iv)    Except for (A) the filing of applications, filings and notices, as applicable, with The Nasdaq Stock Market, LLC and the approval of the listing of the American Common Stock issued pursuant to the Merger on the Nasdaq Global Select Market, (B) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System under the BHCA, and approval of such applications, filings and notices, (C) the filing of applications, filings and notices, as applicable, with the Bureau of Financial Institutions of the Virginia State Corporation Commission and the Office of the Comptroller of the Currency in connection with the Merger and the Bank Merger, and approval of such applications, filings and notices, (D) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form (including any amendments or supplements thereto, and other proxy solicitation materials of American and HomeTown constituting a part thereof, the “Joint Proxy Statement”) relating to the American Shareholders Meeting (as defined herein) and the HomeTown Shareholders Meeting (as defined herein), and of the registration statement on

Form S-4, in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by American in connection with the transactions contemplated by this Agreement (including any pre-effective or post-effective amendments or supplements thereto, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and declaration of effectiveness of the Registration Statement under the Securities Act and such other filings and reports as required pursuant to the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (E) the filing of the Articles of Merger with the Virginia State Corporation Commission pursuant to the VSCA, and (F) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of American Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation of the transactions contemplated hereby, including the Merger. As of the date hereof, it is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the transactions contemplated hereby, including the Merger.

(d)    American Capital Stock. American represents and warrants that:

(i)    As of September 30, 2018, the authorized capital stock of American consists of: (1) 20,000,000 shares of common stock, par value $1.00 per share, of which 8,714,431 shares are issued and outstanding, and (2) 2,000,000 shares of preferred stock, par value $5.00 per share, of which no shares are issued and outstanding;

(ii)    All outstanding shares of capital stock of American have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;

(iii)    As of September 30, 2018, 14,025 shares of American Common Stock are subject to options to purchase American Common Stock and 53,492 shares of American Common Stock are subject to unvested restricted stock awards, in each case granted under an equity or equity-based compensation plan of American (an “American Stock Plan”); and

(iv)    As of the date of this Agreement, no shares of capital stock of American are reserved for issuance, and there are no outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which American is or may become obligated to make a cash payment or to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, “Rights”), except as contemplated by each American Stock Plan.

(e)    HomeTown Capital Stock. HomeTown represents and warrants that:

(i)    As of September 30, 2018, the authorized capital stock of HomeTown consists of: (1) 10,000,000 shares of common stock, par value $5.00 per share, of which 5,811,483 shares are issued and outstanding; and (2) 5,000,000 shares of preferred stock, no par value per share, of which no shares are issued and outstanding;

(ii)    All outstanding shares of capital stock of HomeTown have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;

(iii)    As of September 30, 2018, 137,200 shares of HomeTown Common Stock are subject to options to purchase HomeTown Common Stock and 42,495 shares of HomeTown Common Stock are subject to unvested restricted stock awards, in each case granted under a HomeTown Stock Plan; and

(iv)    As of the date of this Agreement, no shares of capital stock of HomeTown are reserved for issuance, and there are no outstanding or authorized Rights with respect to any shares of its capital stock, except as contemplated by each HomeTown Stock Plan.

(f)    SEC Filings; Financial Statements.

(i)    It has filed or furnished all reports, registration statements, proxy statements, offering circulars, schedules and other documents required to be filed or furnished by it, together with any amendments required to be made with respect thereto (collectively, the “SEC Reports”), with the SEC since December 31, 2014 under the Securities Act and the Exchange Act, and, to the extent such SEC Reports are not available on the SEC’s Electronic Data Gathering Analysis and Retrieval system, made available to the other party copies of such SEC Reports. Its SEC Reports, including the financial statements, exhibits and schedules contained therein, (A) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (B) at the time they were filed (or if amended or superseded by another SEC Report filed prior to the date of this Agreement, then on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.

(ii)    Each of its financial statements contained in or incorporated by reference into any SEC Reports, including the related notes, where applicable (the “Financial Statements”) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act with respect thereto, fairly presented in all material respects the consolidated financial position of it and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, in each case in accordance with generally accepted accounting principles in the United States of America (“GAAP”) consistently applied during the periods indicated, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited financial statements.

(iii)    It and each of its Subsidiaries has devised and maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with general or specific authorization of its Board of Directors and the duly authorized executive officers of such party; (B) transactions are recorded as necessary (1) to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as American and HomeTown, as applicable, or other criteria applicable to such financial statements, and (2) to maintain proper accountability for items therein; (C) access to its and its Subsidiaries’ properties and assets is permitted only in accordance with general or specific authorization of its Board of Directors and the duly authorized executive officers of such party; and (D) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

(iv)    Its “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information required to be disclosed by it in its SEC Reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that all such information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of its chief executive officer and chief financial officer required under the Exchange Act with respect to such reports. It has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors and on Section 3.3(f)(iv) of its Disclosure Letter (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect its ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. These disclosures, if any, were made in writing by management to its auditors and the audit committee of its Board of Directors and a copy has previously been made available to the other party. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as of the date hereof.

(v)    Each of its principal executive officer and principal financial officer (or each former principal executive officer and each former principal financial officer, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) with respect to its SEC Reports, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. It is in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(vi)    As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC staff with respect to its SEC Reports.

(g)    Bank Reports. It and each of its Subsidiaries have filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (the “Bank Reports”), that they were required to file since December 31, 2014 with the Board of Governors of the Federal Reserve System, the FDIC, the Office of the Comptroller of the Currency, the Bureau of Financial Institutions of the Virginia State Corporation Commission and any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over it or any of its Subsidiaries (collectively, the “Regulatory Agencies”), including any Bank Report required to be filed pursuant to the laws of the United States, any state or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Bank Report or to pay such fees and assessments, would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it. Any such Bank Report regarding it or any of its Subsidiaries filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of its and its Subsidiaries business, there is no pending proceeding before, or, to its Knowledge, examination or investigation by, any Regulatory Agency into the business or operations of it or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any Bank Report or relating to any examination or inspection of it or any of its Subsidiaries, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of it or any of its Subsidiaries since December 31, 2014, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it.

(h)    Absence of Certain Changes or Events. Since June 30, 2018, except as disclosed in the SEC Reports, Bank Reports or Financial Statements filed by it or its Subsidiaries or made available to the other party prior to the date of this Agreement or as set forth in Section 3.3(h) of its Disclosure Letter, (i) it and each of its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practices, and (ii) there have been no events, changes, developments or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it.

(i)    Absence of Undisclosed Liabilities. Except for (i) those liabilities that are fully reflected or reserved for in the SEC Reports, Bank Reports or Financial Statements filed by it or its Subsidiaries or made available to the other party prior to the date of this Agreement, (ii) liabilities incurred since June 30, 2018 in the ordinary course of business consistent with past practice, (iii) liabilities which would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iv) liabilities incurred in connection with the transactions contemplated by the Agreement, and (v) as set forth in Section 3.3(i) of its Disclosure Letter, neither it nor any of its Subsidiaries has, and since June 30, 2018 has not incurred (except as permitted by Article 4 of this Agreement), any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in the SEC Reports, Bank Reports or Financial Statements of it or any of its Subsidiaries).

(j)    Material Contracts; Defaults.

(i)    With respect to HomeTown, except as set forth in Section 3.3(j)(i) of its Disclosure Letter (which may incorporate the contracts and instruments reflected as exhibits on the exhibit list included in its Annual Report on Form 10-K for the year ended December 31, 2017), as of the date hereof, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (A) that is a “material contract” required to be filed as an exhibit pursuant to Item 601(b)(10) of the SEC’s Regulation S-K that has not been filed as an exhibit to or incorporated by reference in its SEC Reports filed prior to the date of this Agreement, (B) that prohibits or restricts the conduct of business by it or any of its Subsidiaries or any of its personnel in any geographic area or its or their ability to compete in any line of business, (C) with respect to employment of an officer, director or consultant, including any employment, severance, termination, consulting or retirement agreement, (D) that would be terminable other than by it or any of its Subsidiaries or under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of this Agreement or the transactions contemplated herein (either alone or upon the occurrence of any additional acts or events), (E) that would require any consent or approval of a counterparty as a result of the consummation of this Agreement or the transactions contemplated herein, (F) pursuant to which HomeTown or one of its Subsidiaries leases real property to or from any other person, (G) for the use or purchase of materials, supplies, goods, services, equipment or other assets that involves payments in excess of $150,000 per year, (H) involves Intellectual Property (other than contracts entered into in the ordinary course with customers and “shrink-wrap” software licenses) that is material to its business or the business of any of its Subsidiaries, (I) relating to the borrowing of money by it or any of its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation (other than contracts pertaining to fully-secured repurchase agreement payables or trade payables), (J) relating to the provision of data processing, network communication or other technical services or (K) that is material to the financial condition, results of operations or business of it or any of its Subsidiaries and not otherwise described in clauses (A) through (J) above (any such contract being referred to as a “HomeTown Material Contract”). With respect to each HomeTown Material Contract: (W) the contract is in full force and effect, (X) neither it nor any of its Subsidiaries is in default thereunder, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, (Y) neither it nor any of its Subsidiaries has repudiated or waived any material provision of any such contract from January 1, 2017 to the date hereof, and (Z) no other party to any such contract is, to its Knowledge, in default in any material respect.

(ii)    With respect to American, each agreement, contract, arrangement, commitment or understanding (whether written or oral) to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound as of the date of this Agreement that is a “material contract” required to be filed as an exhibit pursuant to Item 601(b)(10) of the SEC’s Regulation S-K has been filed as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2017, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K filed subsequent thereto. With respect to American, except as set forth in Section 3.3(j)(ii) of its Disclosure Letter (which may incorporate the contracts and instruments reflected as exhibits on the exhibit list included in its Annual Report on Form 10-K for the year ended December 31,

2017), as of the date hereof, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral), (A) that is a “material contract” required to be filed as an exhibit pursuant to Item 601(b)(10) of the SEC’s Regulation S-K, or (B) that is material to the financial condition, results of operations or business of its or any of its Subsidiaries and not otherwise described in clause (A) above (any such being referred to as a “American Material Contract”). With respect to each American Material Contract: (1) the contract is in full force and effect, (2) neither it nor any of its Subsidiaries is in default thereunder, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, (3) neither it nor any of its Subsidiaries has repudiated or waived any material provision of any such contract from January 1, 2017 to the date hereof, and (4) no other party to any such contract is, to its Knowledge, in default in any material respect.

(k)    Legal Proceedings; Compliance with Laws. Except as set forth in Section 3.3(k) of its Disclosure Letter, there are no actions, suits or proceedings instituted or pending or, to its Knowledge, threatened in writing against it or any of its Subsidiaries or against any of its or its Subsidiaries’ properties, assets, interests or rights, or against any of its or its Subsidiaries’, or to its Knowledge, any of its officers, directors or employees in their capacities as such. Neither it nor any of its Subsidiaries is a party to or subject to any agreement, order, memorandum of understanding, enforcement action, or supervisory or commitment letter by or with any Governmental Authority (as defined herein) restricting its operations or the operations of any of its Subsidiaries or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business and neither it nor any of its Subsidiaries has been advised by any Governmental Authority that any such Governmental Authority is contemplating issuing or requesting the issuance of any such agreement, order, memorandum, action or letter in the future. It and each of its Subsidiaries have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders). It and each of its Subsidiaries hold, and have at all times since December 31, 2013, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it, and to its Knowledge no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. For the purposes of this Agreement, a “Governmental Authority” means any court, administrative agency or commission or other governmental authority, agency or instrumentality, domestic or foreign, or any industry self-regulatory authority, and includes Regulatory Agencies.

(l)    Tax Matters.

(i)    It and each of its Subsidiaries have timely filed all income Tax Returns and all other material Tax Returns required to be filed, and all such Tax Returns are true, correct and complete in all material respects. All material Taxes (as defined herein) due and payable by it or any of its Subsidiaries have been fully and timely paid, other than those that are being contested in good faith, as set forth in Section 3.3(l)(i) of its Disclosure Letter, and are reflected as a liability in its SEC Reports, Bank Reports or Financial Statements. Neither it nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of any Tax that remains in effect. Except as set forth in such section of its Disclosure Letter, no Tax Return filed by it or any of its Subsidiaries is under examination by any Governmental Authority or is the subject of any administrative or judicial proceeding, and no written notice of assessment, proposed assessment or unpaid tax deficiency has been received by or asserted against it or any of its Subsidiaries by any Governmental Authority. As used herein, “Tax” or “Taxes” means all federal, state, local and foreign income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, gains, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, and property taxes, together with any interest and any penalties, additions to tax or additional similar amounts, imposed by any Governmental Authority. As used herein, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

(ii)    It and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. It and each of its Subsidiaries have complied in all material respects with all information reporting and backup withholding provisions of applicable law.

(iii)    There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of its assets or any of its Subsidiaries assets. Neither it nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among it and its Subsidiaries). Neither it nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(iv)    Neither it nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Code Section 6707A(c)(1) and Treasury Regulation Section 1.6011-4. It and each of its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. It is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(v)    Neither it nor any of its Subsidiaries has taken or agreed to take (or failed to take or agree to take) any action or knows of any facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(m)    Property.

(i)    Except as set forth in Section 3.3(m)(i) of its Disclosure Letter or reserved against as disclosed in its SEC Reports, Bank Reports or Financial Statements, it and each of its Subsidiaries have good and marketable title in fee simple absolute, free and clear of all material liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, reflected in the balance sheet included in its SEC Reports, Bank Reports or Financial Statements as of December 31, 2017 or acquired after such date (except to the extent that such properties and assets have been disposed of for fair value in the ordinary course of business since December 31, 2017). All buildings, and all fixtures, equipment, and other property and assets that are material to its or any of its Subsidiaries business, held under leases, licenses or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws and each such instrument is in full force and effect. Other than real estate that was acquired by foreclosure or voluntary deed in lieu of foreclosure, all of the buildings, structures and appurtenances owned, leased, licensed, subleased or occupied by it and each of its Subsidiaries are in good operating condition and in a state of good maintenance and repair, reasonable wear and tear excepted.

(ii)    In the case of HomeTown, Section 3.3(m)(ii) of its Disclosure Letter provides a summary spreadsheet that identifies and sets forth the address of each parcel of real estate or interest therein, leased, licensed or subleased by HomeTown and each of its Subsidiaries or in which HomeTown or any of its Subsidiaries has any ownership or leasehold interest. HomeTown has made available to American true and complete copies of all lease, license and sublease agreements, including without limitation every amendment thereto, for each parcel of real estate or interest therein to which HomeTown or any of its Subsidiaries is a party.

(n)    Labor and Employment Matters.

(i)    Neither it nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a pending or threatened proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its Knowledge, threatened, nor is it, to its Knowledge, subject to any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(ii)    It and its Subsidiaries have complied with all applicable state and federal equal employment opportunity laws and regulations and other laws and regulations related to employment, including those related to wages, hours, working classification and collective bargaining, and, except as otherwise set forth in Section 3.3(n)(ii) of its Disclosure Letter, there are no complaints, lawsuits, arbitrations, administrative proceedings, or other proceedings of any nature pending or, to its knowledge, threatened against it or its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any governmental entity, relating to any such law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with employment with it or its Subsidiaries. To its Knowledge, there are no unfair labor practice complaints pending against it or any of its Subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority. It and its Subsidiaries have properly classified individuals providing services to it as employees or independent contractors, as the case may be, and have properly withheld and reported related income and employment taxes in accordance with such classification.

(iii)    With respect to HomeTown, except as set forth in Section 3.3(n)(iii) of its Disclosure Letter, employment of each employee and the engagement of each independent contractor by it or any of its Subsidiaries is terminable at will by it or its Subsidiaries without (A) any penalty, liability or severance obligation and (B) prior consent by any Governmental Authority.

(iv)    To its Knowledge, all of its employees are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration laws and the laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(o)    HomeTown Employee Benefit Plans. With respect to HomeTown:

(i)    Section 3.3(o)(i) of its Disclosure Letter sets forth a complete and accurate list of all of its and its Subsidiaries’ employee benefit plans and programs, including without limitation: (A) all retirement, savings, pension, stock bonus, profit sharing and any other similar plans, programs or similar arrangements; (B) all health, severance, insurance, disability and other employee welfare or fringe benefit plans, programs or similar arrangements; (C) all employment agreements, vacation and other similar plans or policies, (D) all bonus, stock option, stock purchase, restricted stock, equity or equity based compensation, incentive, deferred compensation, supplemental retirement, change in control and other employee and director benefit plans, programs or arrangements; and (E) all other compensation plans, programs or arrangements, in each case of (A) through (E) for the benefit of or relating to its current and former employees (including any current or former leased employees), directors and contractors, or any spouse, dependent or beneficiary thereof, whether or not written or unwritten for which it or any of its Subsidiaries or any trade or business of it or any of its Subsidiaries, whether or not incorporated, all of which together with it are deemed a “single employer” within the meaning of Code Section 414 or Section 4001(b) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended (“ERISA Affiliate”) sponsors, has an obligation to contribute or has any liability (individually, a “HomeTown Benefit Plan” and collectively, the “HomeTown Benefit Plans”).

(ii)    It has and its Subsidiaries have, with respect to each HomeTown Benefit Plan, previously made available to the other party true and complete copies of the following documents, to the extent applicable: (A) all current HomeTown Benefit Plan agreements and documents (including any amendments or modifications thereto) and related trust agreements, annuity contracts, or any other funding arrangement and any amendments thereto; (B) all current summary plan descriptions (including any summaries of material modifications thereto) and material communications to employees and HomeTown Benefit Plan participants and beneficiaries; (C) the Form 5500 filed in each of the most recent two plan years (including all schedules thereto and the opinions of independent accountants); (D) the most recent actuarial valuation; (E) the most recent annual and periodic accounting of plan assets; (F) all information regarding determination of full-time status of employees for purposes of the Patient Protection and Affordable Care Act of 2010, as amended (the “ACA”), including any look-back measurement periods thereunder; (G) if the HomeTown Benefit Plan is intended to qualify under Section 401(a) or 403(a) or 403(b) of the Code, the most recent determination letter or opinion letter, as applicable, received from the Internal Revenue Service; (H) copies of the most recent nondiscrimination tests for all HomeTown Benefit Plans; (I) copies of all material correspondence with any governmental agency within the last five (5) years, including but not limited to any investigation materials, any “Top Hat” filings, and any filings under amnesty, voluntary compliance, or similar programs; and (J) a written summary of any unwritten HomeTown Benefit Plans that provide for material compensation or benefits.

(iii)    Except as set forth in Section 3.3(o)(iii) of its Disclosure Letter, neither it nor any of its Subsidiaries, nor any ERISA Affiliate has at any time been a party to or maintained, sponsored, contributed to, or been obligated to contribute to, or had any liability with respect to: (A) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3) or Section 414(f) of the Code) or a plan subject to Code Section 412; (B) a “multiple employer plan” (within the meaning of ERISA or Section 413(c) of the Code); (C) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (D) a “multiple employer welfare association” as defined in Section 3(40) of ERISA.

(iv)    All HomeTown Benefit Plans are in compliance in all material respects with applicable laws and regulations, and each HomeTown Benefit Plan has been administered in accordance with its terms and applicable laws and regulations in all material respects.

(v)    Each HomeTown Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, as reflected in a current favorable determination letter or is maintained under a prototype or volume submitter plan and is entitled to rely upon a favorable opinion or advisory letter, as applicable issued by the Internal Revenue Service, or a filing for the same has been made with the Internal Revenue Service seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service (based on Internal Revenue Service permitted determination request procedures). To its Knowledge, nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption. There have been no “terminations,” “partial terminations” or “discontinuances of contributions,” as such terms are used in Section 411 of the Code and the regulations thereunder, to any tax-qualified plan during the preceding five (5) years without notice to and approval by the Internal Revenue Service and payment of all obligations and liabilities attributable to such tax-qualified plans.

(vi)    All required contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments for the current plan year or any plan year ending on or before the Closing Date that are due on or before the Closing Date, under all HomeTown Benefit Plans have been made or properly accrued. All contributions to any HomeTown Benefit Plan have been contributed within the time specified in ERISA and the Code and the respective regulations thereunder.

(vii)    To its Knowledge, neither it nor any of its Subsidiaries has engaged in any prohibited transactions, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any HomeTown Benefit Plan or its related trust. To its Knowledge, no “fiduciary,” as defined in Section 3(21) of ERISA, of any HomeTown Benefit Plan has any liability (including threatened, anticipated or contingent) for breach of fiduciary duty under ERISA.

(viii)    There are no actions, suits, investigations or claims pending, or to its Knowledge threatened or anticipated, with respect to any HomeTown Benefit Plans (other than routine claims for benefits). No HomeTown Benefit Plan is the subject of a pending or, to its Knowledge, threatened investigation or audit by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any other federal or state governmental department or entity.

(ix)    Except as set forth in Section 3.3(o)(ix) of its Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (A) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, leased employee, independent contractor, officer, director or other service provider of it or any of its Subsidiaries, or (B) result in any (1) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or (2) limitation on the right of it or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any HomeTown Benefit Plan or related trust. It has previously delivered to the other party its preliminary estimate and analysis as to whether any amount paid or payable to the individuals identified in Section 3.3(o)(ix) of its Disclosure Letter (whether in cash, in property, or in the form of benefits) by it or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code, and to its Knowledge and subject to the assumptions and methods described or set forth in those materials, such estimates are true, correct and complete. With respect to individuals who are not identified in Section 3.3(o)(ix) of its Disclosure Letter neither it nor its Subsidiaries are required to make any payments or provide any benefits that will be an “excess parachute payment” within the meaning of Section 280G of the Code. In addition to the foregoing, except as otherwise set forth in Section 3.3(o)(ix) of its Disclosure Letter, no amounts payable in connection with the transactions contemplated hereby (whether in cash, in property, or in the form of benefits) shall be non-deductible pursuant to Section 162(m) of the Code. Except as set forth in Section 3.3(o)(ix) of its Disclosure Letter, no HomeTown Benefit Plan maintained by it or any of its Subsidiaries provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(x)    Each HomeTown Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code. Each HomeTown Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is not qualified under Section 401(a) or 403(a) of the Code is exempt from Parts 2, 3, and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3), and 401(a)(1) of ERISA and it has filed a “Top Hat” registration letter with the Department of Labor for each such plan.

(xi)    Except as set forth in Section 3.3(o)(xi) of its Disclosure Letter, it and its Subsidiaries have made prior to the date hereof all bonus and commission payments to which they were required or are otherwise committed to make to any employee or independent contractor under any HomeTown Benefit Plan for calendar years 2015, 2016 and 2017.

(xii)    Each HomeTown Benefit Plan of it and its Subsidiaries that is a health or welfare plan has terms that are in compliance with and has been administered in accordance with the requirements of the ACA. It and its Subsidiaries have complied in all respects with the requirements of Section 4980H of the Code so as to avoid the imposition of any taxes or assessable payments thereunder. Neither it nor any of its Subsidiaries has any liability or obligation to provide postretirement health, medical or life insurance benefits to any employees or former employees, leased employees, independent contractors, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation laws. In the case of any such required continuation coverage, except as set forth in Section 3.3(o)(xii) of its Disclosure Letter, the covered individual is required to pay the full cost of coverage. No tax under Code Sections 4980B, 4980H or 5000 has been incurred with respect to any HomeTown Benefit Plan and to its Knowledge no circumstance exists which could give rise to such tax.

(xiii)    Except as set forth in Section 3.3(o)(xiii) of its Disclosure Letter, no HomeTown Benefit Plan maintained by it or its Subsidiaries (other than a HomeTown Stock Plan, with respect to HomeTown) permits investments in equity of HomeTown or American, as the case may be, or investments in which the value is based on or associated with equity of HomeTown or American, as the case may be.

(p)    American Employee Benefit Plans. With respect to American:

(i)    For purposes of this Agreement, “American Benefit Plans” means all employee benefit plans and programs, including without limitation: (A) all retirement, savings, pension, stock bonus, profit sharing and any other similar plans, programs or similar arrangements; (B) all health, severance, insurance, disability and other employee welfare or fringe benefit plans, programs or similar arrangements; (C) all employment agreements, vacation and other similar plans or policies, (D) all bonus, stock option, stock purchase, restricted stock, equity or equity based compensation, incentive, deferred compensation, supplemental retirement, change in control and other employee and director benefit plans, programs or arrangements; and (E) all other compensation plans, programs or arrangements, in each case of (A) through (E) for the benefit of or relating to its current and former employees (including any current or former leased employees), directors and contractors, or any spouse, dependent or beneficiary thereof, whether or not written or unwritten for which it or any of its Subsidiaries or any trade or business of it or any of its Subsidiaries, whether or not incorporated, all of which together with it are deemed a “single employer” within the meaning of Section 4001 of ERISA, sponsors, has an obligation to contribute or has any liability (and each such plan individually, a “American Benefit Plan”).

(ii)    Except as set forth in Section 3.3(p)(ii) of its Disclosure Letter, neither it nor any of its Subsidiaries, nor any ERISA Affiliate has at any time been a party to or maintained, sponsored, contributed to, or been obligated to contribute to, or had any liability with respect to: (A) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3) or Section 414(f) of the Code) or a plan subject to Code Section 412; (B) a “multiple employer plan” (within the meaning of ERISA or Section 413(c) of the Code); (C) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (D) a “multiple employer welfare association” as defined in Section 3(40) of ERISA.

(iii)    All American Benefit Plans are in compliance in all material respects with applicable laws and regulations, and each American Benefit Plan has been administered in accordance with its terms and applicable laws and regulations in all material respects.

(iv)    Each American Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, as reflected in a current favorable determination letter or is maintained under a prototype or volume submitter plan and is entitled to rely upon a favorable opinion or advisory letter, as applicable issued by the Internal Revenue Service, or a filing for the same has been made with the Internal Revenue Service seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service (based on Internal Revenue Service permitted determination request procedures). To its Knowledge, nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption. There have been no “terminations,” “partial terminations” or “discontinuances of contributions,” as such terms are used in Section 411 of the Code and the regulations thereunder, to any tax-qualified plan during the preceding five (5) years without notice to and approval by the Internal Revenue Service and payment of all obligations and liabilities attributable to such tax-qualified plans.

(q)    Insurance. It and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices, and are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such insurance policy is outstanding and in full force and effect, and, except for policies insuring against potential liabilities of officers, directors and employees of it and its Subsidiaries, it or its relevant Subsidiary is the sole named beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Since December 31, 2016, neither it nor any of its Subsidiaries has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond or, within the last three (3) calendar years, has been refused any insurance coverage sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of it or its Subsidiaries. Set forth in Section 3.3(q) of its Disclosure Letter is a list of all insurance policies or bonds currently maintained by HomeTown and its Subsidiaries.

(r)    Loan Portfolio; Allowance for Loan Losses; Mortgage Loan Buy Backs. Except as set forth in Section 3.3(r) of its Disclosure Letter and except for any changes hereafter made to the allowances and reserves described below pursuant to this Agreement:

(i)    All evidences of indebtedness reflected as assets in its SEC Reports, Bank Reports or Financial Statements as of June 30, 2018 were as of such dates: (A) evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be; (B) to the extent secured, secured by valid liens and security interests which have been perfected; and (C) the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which if successful could have a Material Adverse Effect.

(ii)    (A) there is no material modification or amendment, oral or written, of a Loan (as defined herein) that is not reflected on the records of it or its Subsidiaries, (B) all currently outstanding Loans are owned by it free and clear of any liens, except for liens on Loans granted to a member of the Federal Home Loan Bank System or a Federal Reserve Bank, (C) no claims of defense as to the enforcement of any Loan with an outstanding balance of $250,000 or more have been asserted in writing against it or any of its Subsidiaries for which there is a reasonable possibility of an adverse determination in any legal proceeding, and to its Knowledge there are no acts or omissions which could give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination in any legal proceeding, and (D) no Loans owned by it or its Subsidiaries are presently serviced by third parties, and there is no obligation that could result in any such Loan becoming subject to any third party servicing.

(iii)    The allowance for possible loan losses (the “Loan Loss Allowance”) shown on its Financial Statements as of June 30, 2018 was, and the Loan Loss Allowance to be shown on its Financial Statements as of any date subsequent to the date of this Agreement will be, as of such dates, adequate to provide for all known or reasonably anticipated losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including letter of credit or commitments to make loans or extend credit).

(iv)    The reserve for losses with respect to other real estate owned (“OREO”) shown on its SEC Reports, Bank Reports or Financial Statements as of June 30, 2018 were, and the OREO reserve to be shown on its SEC Reports, Bank Reports or Financial Statements as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for all known or reasonably anticipated losses relating to the OREO portfolio of it and any of its Subsidiaries as of the dates thereof.

(v)    The Loan Loss Allowance has been established by it in accordance with the accounting principles described in Section 3.3(f)(ii) and applicable regulatory requirements and guidelines.

(vi)    With respect to HomeTown, Section 3.3(r)(vi) of its Disclosure Letter sets forth all residential mortgage or commercial Loans originated on or after January 1, 2015 by it or any of its Subsidiaries (A) that were sold in the secondary mortgage market and have been re-purchased by it or any of its Subsidiaries, (B) that the institutions to whom such Loans were sold (or their successors or assigns) have asked it or any of its Subsidiaries to purchase back (but have not been purchased back), or (C) that the institutions to whom such Loans were sold (or their successors or assigns) have submitted a claim for indemnification from it or any of its Subsidiaries, or have notified it or any of its Subsidiaries of an intent to request indemnification, in connection with such loans.

(vii)    With respect to American, as of June 30, 2018, neither it nor any of its Subsidiaries was a party to any Loan with an outstanding balance of $500,000 or more (A) under the terms of which the obligor was sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (B) which had been classified by any source as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any comparable classifications by such persons; or (C) in material violation of any law, regulation or rule applicable to it or any of its Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by ay Governmental Authority.

(viii)    With respect to HomeTown, neither it nor any of its Subsidiaries was a party to any Loan with an outstanding balance of $100,000 or more (A) under the terms of which the obligor was sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (B) which had been classified by HomeTown as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” or any comparable classifications; or (C) in material violation of any law, regulation or rule applicable to it or any of its Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by any Governmental Authority.

(ix)    As of the date of this Agreement neither it nor its Subsidiaries was a party to any Loan with any of its directors or officers or the directors or officers of any of its Subsidiaries that was not made in compliance with Regulation O, as amended, of the Board of Governors of the Federal Reserve System.

(x)    With respect to HomeTown, each Loan outstanding as of the date of this Agreement has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance in all material respects with the relevant notes or other credit or security documents, its applicable written underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(xi)    For the purposes of this Agreement, “Loan” means any written or oral loan, loan agreement, loan commitment, letter of credit, note, borrowing arrangement, loan guarantee or other extension of credit.

(s)    Environmental Matters.

(i)    Except as set forth in Section 3.3(s) of its Disclosure Letter, it and each of its Subsidiaries are in material compliance with all applicable Environmental Laws (as defined herein). Neither it nor any of its Subsidiaries has received any written communication alleging that it or such Subsidiary is not in such material compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

(ii)    Neither it nor any of its Subsidiaries has received written notice of pending, and has no Knowledge of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined herein) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Laws upon (A) it or such Subsidiary, (B) any person or entity whose liability for any Environmental Claim it or any Subsidiary has or may have retained either contractually or by operation of law, (C) any real or personal property owned or leased by it or any Subsidiary, or any real or personal property which it or any Subsidiary has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (D) any real or personal property in which it or a Subsidiary holds a security interest securing a loan recorded on the books of it or such Subsidiary. Neither it nor any of its Subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

(iii)    There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against it or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim it or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law that would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it.

(iv)    For purposes of this Agreement, the following terms shall have the following meanings:

(A)    ”Environmental Claim” means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern (as defined herein).

(B)    ”Environmental Laws” means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended that relate to pollution or protection of human health or the environment.

(C)    ”Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

(t)    Books and Records. Its books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(u)    Intellectual Property. It and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all Intellectual Property and the Technology Systems (as such terms are defined herein) that are used by it and its Subsidiaries in their respective businesses as currently conducted. To its Knowledge, it and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any other person in any material respect, and there is no claim pending, or to its Knowledge threatened, against it or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property. It has no contracts with its directors, officers or employees which requires such officer, director or employee to assign any interest in any Intellectual Property to it or its Subsidiaries and no such officer, director or employee is party to any contract with any person that requires such officer, director or employee to assign any interest in any Intellectual Property to any person. “Intellectual Property” means all trademarks, trade names, service marks, patents, domain names, database rights, copyrights, and any applications therefor, technology, know-how, trade secrets, processes, computer software programs or applications, and tangible or intangible proprietary information or material. The term “Technology Systems” means the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and Intellectual Property used by either party and its Subsidiaries or by a third party.

(v)    Derivative Instruments.

(i)    Except as set forth in Section 3.3(v)(i) of its Disclosure Letter, all Derivative Contracts (as defined herein) were entered into (A) only in the ordinary course of business consistent with past practice, (B) in accordance with prudent practices and in all material respects with all applicable laws, rules, regulations and regulatory policies and (C) with counterparties believed to be financially responsible at the time.

(ii)    Each Derivative Contract constitutes the valid and legally binding obligation of it or one of its Subsidiaries, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and is in full force and effect.

(iii)    Neither it or its Subsidiaries, nor, to its Knowledge, any other party thereto, is in breach of any of its material obligations under any such agreement or arrangement, except as set forth in Section 3.3(v)(iii) of its Disclosure Letter.

(iv)    With respect to HomeTown, Section 3.3(v)(iv) of its Disclosure Letter lists all derivative instruments, including but not limited to interest rate swaps, caps, floors, option agreements, futures, and forward contracts, whether entered into for its own account or for the account of one or more of its Subsidiaries or its or their customers (each, a “Derivative Contract”).

(w)    Deposits. Except as set forth in Section 3.3(w) of its Disclosure Letter, as of the date hereof none of its deposits or deposits of any of its Subsidiaries are “brokered” deposits or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of it or any of its Subsidiaries.

(x)    Investment Securities.

(i)    It and each of its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any lien, encumbrance or security interest, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of it or its Subsidiaries and except for such defects in title or liens, encumbrances or security interests that would not be material to it. Such securities are valued on the books of it and each of its Subsidiaries in accordance with GAAP in all material respects.

(ii)    It and each of its Subsidiaries employs investment, securities, risk management and other policies, practices and procedures that it and each such Subsidiary believes are prudent and reasonable in the context of such businesses. Prior to the date of this agreement, each party has made available to the other party the material terms of such policies, practices and procedures.

(y)    Takeover Laws and Provisions. It has taken all action necessary, if any, to exempt this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby from the requirements of any “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state, including without limitation Sections 13.1-725 through 13.1-728 of the VSCA (because a majority of its disinterested directors approved such transactions for such purposes before any “determination date” with respect to it) and Sections 13.1-728.1 through 13.1-728.9 of the VSCA. It has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of its articles of incorporation and bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(z)    Transactions with Affiliates; Transactions with Related Parties.

(i)    All “covered transactions” between it or any of its Subsidiaries and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act and regulations promulgated thereunder, have been in compliance with such provisions.

(ii)    Except as set forth in Section 3.3(z)(ii) of its Disclosure Letter, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between it or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of it or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) five percent (5%) or more of its outstanding common stock (or any of such person’s immediate family members or affiliates) on the other hand, except those of a type available to its employees or its Subsidiaries generally.

(aa)    Financial Advisors.

(i)    None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated herein, except that, in connection with this Agreement, American has retained Keefe, Bruyette & Woods, Inc. as its financial advisor, and HomeTown has retained Sandler O’Neill & Partners, L.P. as its financial advisor, in each case pursuant to an engagement letter.

(ii)    It has made available to the other party a true and complete copy of the engagement letter with its financial advisor referenced in Section 3.3(aa)(i) above.

(bb)    Fairness Opinion. Prior to the execution of this Agreement, the Board of Directors of American has received the opinion of Keefe, Bruyette & Woods, Inc. (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to American. Prior to the execution of this Agreement, the Board of Directors of HomeTown has received the opinion of Sandler O’Neill & Partners, L.P. (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of HomeTown Common Stock. Such opinions have not been amended or rescinded as of the date of this Agreement.

(cc)    Information Systems and Security.

(i)    It, each of its Subsidiaries, and to its Knowledge each third-party vendor to it or a Subsidiary, has established and is in compliance in all material respects with (A) commercially reasonable security programs designed to protect (1) the integrity, security and confidentiality of information processed and transactions executed through any servers, computer hardware, networks, software (whether embodied in software, firmware or otherwise), databases, telecommunications systems, data centers, storage devices, voice and data network services interfaces and related systems maintained by or on behalf of it or its Subsidiaries (“Computer Systems”), and (2) the integrity, security and confidentiality of all confidential or proprietary data or personal financial information in its possession, and (B) commercially reasonable security policies and privacy policies that comply with all applicable legal and regulatory requirements. Except as set forth in Section 3.3(cc)(i) of its Disclosure Letter, to its Knowledge neither it nor any of its Subsidiaries has suffered a security incident or breach with respect to its data or Computer Systems any part of which occurred within the past three (3) years.

(ii)    To its Knowledge, all of its and its Subsidiaries’ Computer Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with industry practice. Neither it nor any of its Subsidiaries has experienced within the past three (3) years any material disruption to, or material interruption in, conduct of its business attributable to a defect, breakdown, bug or other deficiency of its Computer Systems. It and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business without material disruption to, or material interruption in, the conduct of its business.

(dd)    No Further Representations. Except for the representations and warranties specifically set forth in this Article 3, neither it nor its Subsidiaries nor any other person makes or shall be deemed to make any representation or warranty to the other party, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement and it hereby disclaims any such representation or warranty whether by it or any of its officers, directors, employees, agents, representatives or any other person. It acknowledges and agrees that, except for the representations and warranties specifically set forth in this Article 3, neither the other party nor its Subsidiaries nor any other person makes or shall be deemed to make any representation or warranty to it, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement.

ARTICLE 4

Covenants Relating to Conduct of Business

4.1    Conduct of Business of HomeTown Pending Merger.

From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by applicable law or regulation, or as expressly set forth in HomeTown’s Disclosure Letter, without the prior written consent of American (which consent will not be unreasonably conditioned, withheld or delayed), HomeTown agrees that it will not, and will cause each of its Subsidiaries not to:

(a)    Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use its reasonable best efforts to maintain and preserve intact its business organization, material assets, rights and properties and preserve its relationships with its customers, employees, Regulatory Agencies and other entities with which it has advantageous business relationships.

(b)    Take any action that would adversely affect or delay the ability of either party hereto (i) to obtain any necessary approvals, consents or waivers of any Regulatory Agency or Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement, or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c)    Amend, modify or repeal its Organizational Documents.

(d)    Other than pursuant to stock options and other equity-based awards outstanding as of the date hereof under the HomeTown Stock Plans: (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights with respect thereto; (ii) enter into any agreement with respect to the foregoing; or (iii) permit any additional shares of capital stock to become subject to new grants of employee and director stock options, restricted stock, stock appreciation rights, restricted stock units or similar stock-based rights.

(e)    Enter into, amend or renew any employment, consulting, severance change in control, bonus, salary continuation or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for: (i) normal individual merit increases in compensation to employees (other than executive officers of it or its Subsidiaries) in the ordinary course of business consistent with past practice and consistent with the terms of the HomeTown Benefit Plans and applicable law; (ii) incentive or bonus payments payable under HomeTown Benefit Plans existing on the date hereof based on performance in the ordinary course of business consistent with past practice, or (iii) in connection with hiring a new employee to replace a similarly situated employee who has annual compensation of less than $75,000.

(f)    Enter into, establish, adopt, amend, terminate or make any contributions to (except (i) to satisfy contractual obligations existing as of the date hereof and set forth in Section 4.1(f) of HomeTown’s Disclosure Letter, or (ii) to comply with the requirements of this Agreement) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates, or the lapsing of restrictions with respect to, the vesting or exercise of any benefits payable thereunder.

(g)    Exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee, other than any increase in the death benefit in the ordinary course of business consistent with past practice.

(h)    Incur any material obligation, indebtedness or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge or encumber any of its material assets, or dispose of any of its material assets in any other manner, except in the ordinary course of its business and for adequate value.

(i)    Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock other than (i) quarterly cash dividends on HomeTown Common Stock not to exceed $0.04 per share (provided that HomeTown ex-dividend dates shall be coordinated with American ex-dividend dates so that holders of HomeTown Common Stock shall receive one (and only one) quarterly dividend per quarter) and (ii) dividends from its wholly-owned Subsidiaries to it or another of its wholly-owned Subsidiaries.

(j)    Make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person other than its wholly-owned Subsidiaries, except by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business.

(k)    Implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines or applicable law, or as recommended by HomeTown’s outside auditor.

(l)    Make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes.

(m)    Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied on a timely basis.

(n)    Enter into any new line of business or change its investment, risk and asset liability management and other banking and operating policies that are material to it and its Subsidiaries, taken as a whole, except as required by then applicable market conditions.

(o)    Fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(p)    Make, renew, restructure or otherwise modify any loans or extensions of credit that would result in the aggregate amount of the lending relationship to any one borrower or its affiliates to exceed $4,000,000 or, if the total lending relationship to any one borrower and its affiliates is in excess of $4,000,000 as of the date of this Agreement, to make, renew, restructure or otherwise modify any loan or extension of credit for such borrower and its affiliates; provided that any consent sought from American pursuant to this clause (p) shall be given within three (3) business days after the relevant loan package is provided to American.

(q)    Make any material changes to its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans, or to its hedging practices and policies, in each case except as required by a Regulatory Agency.

(r)    (i) Enter into, modify, amend, terminate, fail to renew, cancel or extend any HomeTown Material Contract or expressly waive any material benefits under any HomeTown Material Contract, other than in the ordinary course of business consistent with past practice; (ii) purchase or otherwise acquire any investment securities or enter into any Derivative Contract other than as provided in HomeTown’s currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business consistent with past practice; or (iii) make any capital expenditures in the aggregate in excess of $100,000 and other than expenditures necessary to maintain existing assets in good repair.

(s)    Materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any investment security rated below investment grade, in all cases except as provided in HomeTown’s currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business consistent with past practice.

(t)    Settle any material claim, suit, action or proceeding, except (i) in the ordinary course of business consistent with past practice involving a settlement in an amount and for consideration not in excess of $150,000 and that would not impose any material restriction on the business of it or its Subsidiaries or American after the Merger; and (ii) as set forth in Section 4.1(t) of its Disclosure Letter.

(u)    Take any other action that would make any representation or warranty in Article 3 hereof untrue.

(v)    Agree to take any of the actions restricted by this Section 4.1.

4.2    Conduct of Business of American Pending Merger.

From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by applicable law or regulation, or as expressly set forth in the American’s Disclosure Letter, without the prior written consent of HomeTown (which consent will not be unreasonably conditioned, withheld or delayed), American agrees that it will not, and will cause each of its Subsidiaries not to:

(a)    Conduct its business other than in the ordinary and usual course or fail to use its reasonable best efforts to maintain and preserve intact its business organization, material assets, rights and properties and preserve its relationships with its customers, employees, Regulatory Agencies and other entities with which it has advantageous business relationships.

(b)    Take any action that would adversely affect or delay the ability of either party (i) to obtain any necessary approvals, consents or waivers of any Regulatory Agency or Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement, or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c)    Amend, modify or repeal its Organizational Documents.

(d)    Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied on a timely basis, except as may be required by applicable law or regulation.

(e)    Fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(f)    Take any other action that would make any representation or warranty in Article 3 hereof untrue.

(g)    Agree to take any of the actions prohibited by this Section 4.2.

4.3    Transition.

To facilitate the integration of the operations of American and HomeTown and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of American and HomeTown shall, and shall cause its Subsidiaries to, consult with the other on all strategic and operational matters to the extent such consultation is practical and is not in violation of applicable laws and regulations, including laws and regulations regarding the exchange of information and competition.

4.4    Control of the Other Party’s Business.

Prior to the Effective Time, nothing contained in this Agreement (including, without limitation, Section 4.1 and Section 4.3) shall give American directly or indirectly, the right to control or direct the operations of HomeTown, and nothing contained in this Agreement (including, without limitation, Section 4.2 and Section 4.3) shall give HomeTown, directly or indirectly, the right to control or direct the operations of American. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its subsidiaries’ respective operations.

ARTICLE 5

Additional Agreements

5.1    Reasonable Best Efforts.

Subject to the terms and conditions of this Agreement, the parties hereto will use their reasonable best efforts to take, or cause to be taken, in good faith all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other party hereto to that end.

5.2    Access to Information; Notice of Certain Matters; Confidentiality.

(a)    During the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, each party will permit the other party to make or cause to be made such investigation of its operational, financial and legal condition as the other party reasonably requests; provided, that such investigation shall be reasonably related to the Merger and shall not interfere unnecessarily with normal operations. No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth in this Agreement.

(b)    Each party will give prompt notice to the other party (and subsequently keep the other party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance known that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

(c)    Each party shall comply, and shall use its reasonable best efforts to cause each of its directors, officers, employees, attorneys and advisors to comply, with all of their respective obligations under the Nondisclosure and Confidentiality Agreement, dated as of April 26, 2018 (the “Confidentiality Agreement”), between American and HomeTown, which agreement shall survive the termination of this Agreement in accordance with the terms set forth therein.

5.3    Shareholder Approvals.

(a)    HomeTown shall call a meeting of its shareholders for the purpose of obtaining the HomeTown Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “HomeTown Shareholders Meeting”). Subject to Section 5.5, the Board of Directors of HomeTown shall (i) recommend to HomeTown’s shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “HomeTown Board Recommendation”), (ii) include the HomeTown Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the HomeTown Shareholder Approval.

(b)    American shall call a meeting of its shareholders for the purpose of obtaining the American Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “American Shareholders Meeting”). The Board of Directors of American shall (i) recommend to American’s shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “American Board Recommendation”), (ii) include the American Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the American Shareholder Approval.

(c)    American and HomeTown shall use their reasonable best efforts to hold their respective shareholders meetings on the same day.

5.4    Registration Statement; Joint Proxy Statement; SEC Filings.

(a)    Each party will cooperate with the other party, and their representatives, in the preparation of the Registration Statement to be filed by American with the SEC in connection with the American Shareholders Meeting and the HomeTown Shareholders Meeting, and the parties will prepare the Joint Proxy Statement included therein. Neither the Joint Proxy Statement nor the Registration Statement shall be filed, and, prior to the termination of this Agreement, no amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be filed, by American or HomeTown without consultation with the other party and its counsel. American will use its reasonable best efforts, in which HomeTown will reasonably cooperate as necessary, to file the Registration Statement, including the Joint Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable and to cause the Registration Statement to be declared effective under the Securities Act, as promptly as reasonably practicable after the filing thereof, and American and HomeTown shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders.

(b)    Each party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement will, at the date of mailing to shareholders and at the times of the respective shareholders meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each party further agrees that if it becomes aware that any information furnished by it that would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement.

5.5    No Other Acquisition Proposals.

(a)    HomeTown agrees that it will not, and will cause its Subsidiaries and its and their respective officers, directors, employees, agents and representatives (including any financial advisor, attorney or accountant retained by HomeTown or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, endorse or encourage inquiries, proposals or offers with respect to, (ii) furnish any confidential or nonpublic information relating to, or (iii) engage or participate in any negotiations or discussions concerning, an Acquisition Proposal (as defined herein).

(b)    Notwithstanding the foregoing, nothing contained in this Section 5.5 shall prohibit HomeTown, prior to obtaining the HomeTown Shareholder Approval and subject to compliance with the other terms of this Section 5.5, from furnishing nonpublic information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited, bona fide written Acquisition Proposal with respect to HomeTown (that did not result from a breach of this Section 5.5) if, and only to the extent that (i) the HomeTown Board of Directors concludes in good faith, after consultation with and based upon the advice of outside legal counsel, that the failure to take such actions would be more likely than not to result in a violation of its fiduciary duties to shareholders under applicable law, (ii) before taking such actions, HomeTown receives from such person or entity an executed confidentiality agreement providing for reasonable protection of confidential information, which confidentiality agreement shall not provide such person or entity with any exclusive right to negotiate with HomeTown, and (iii) the HomeTown Board of Directors concludes in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined herein). HomeTown shall promptly (within twenty-four (24) hours) notify American orally and in writing of HomeTown’s receipt of any such proposal or inquiry, the material terms and conditions thereof, the identity of the person making such proposal or inquiry, and will keep American apprised of any related developments, discussions and negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(c)    For purposes of this Agreement, an “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, any of the following transactions involving HomeTown or HomeTown Bank: (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction; (ii) any acquisition or purchase, direct or indirect, of ten percent (10%) or more of the consolidated assets of HomeTown or ten percent (10%) or more of any class of equity or voting securities of HomeTown or its Subsidiaries whose assets, individually or in the aggregate, constitute more than ten percent (10%) of the consolidated assets of HomeTown; or (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning ten percent (10%) or more of any class of equity or voting securities of HomeTown or its Subsidiaries whose assets, individually or in the aggregate, constitute more than ten percent (10%) of the consolidated assets of HomeTown.

(d)    For purposes of this Agreement, a “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made by a person or entity (or group of persons or entities acting in concert within the meaning of Rule 13d-5 under the Exchange Act) that the Board of Directors of HomeTown concludes in good faith, after consultation with its financial and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and including the terms and conditions of this Agreement is (i) more favorable to the shareholders of HomeTown from a financial point of view, than the transactions contemplated by this Agreement, (ii) fully financed or reasonably capable of being fully financed, (iii) reasonably likely to receive all required approvals of Governmental Authorities, and (iv) otherwise reasonably capable of being completed on the terms proposed on a timely basis; provided that, for purposes of this definition of “Superior Proposal,” the Acquisition Proposal shall have the meaning assigned to such term in Section 5.5(c), except the reference to “ten percent (10%) or more” in such definition shall be deemed to be a reference to “a majority” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving HomeTown or HomeTown Bank.

(e)    Except as otherwise provided in this Agreement (including Section 7.1), nothing in this Section 5.5 shall permit HomeTown to terminate this Agreement or affect any other obligation of HomeTown under this Agreement.

(f)    HomeTown agrees that any violation of the restrictions set forth in this Section 5.5 by any representative of HomeTown shall be deemed a breach of this Section 5.5 by HomeTown.

5.6    Applications and Consents.

(a)    The parties hereto shall cooperate and use their reasonable best efforts to prepare as promptly as possible all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of each Governmental Authority and all third parties necessary to consummate the transactions contemplated by this Agreement (the “Regulatory Approvals”) and will make all necessary filings in respect of the Regulatory Approvals as soon as practicable.

(b)    Each party hereto will furnish to the other parties copies of proposed applications in draft form and provide a reasonable opportunity for comment prior to the filing of any such application with any Governmental Authority. Each party hereto will promptly furnish to the other party copies of applications filed with all Governmental Authorities and copies of written communications received by such party from any Governmental Authority with respect to the transactions contemplated hereby. Each party will consult with the other party with respect to the obtaining of all Regulatory Approvals and other material consents from third parties advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. All documents that the parties or their respective Subsidiaries are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Approvals) will comply as to form in all material respects with the provisions of applicable law.

5.7    Public Announcements.

Prior to the Effective Time, American and HomeTown will consult with each other as to the form and substance of any press release or other public statement materially related to this Agreement prior to issuing such press release or public statement or making any other public disclosure related thereto (including any broad-based employee communication that is reasonably likely to become the subject of public disclosure).

5.8    Affiliate Agreements.

HomeTown shall have delivered to American on or prior to the date hereof executed copies of a written affiliate agreement in the form of Exhibit 5.8 hereto from each individual listed in Section 5.8 of HomeTown’s Disclosure Letter.

5.9    Director Noncompetition Agreements.

HomeTown shall have delivered to American on or prior to the date hereof executed copies of a written noncompetition agreement in the form of Exhibit 5.9 hereto from each individual listed in Section 5.9 of HomeTown’s Disclosure Letter (the “Director Noncompetition Agreements”).

5.10    Employee Benefit Plans.

(a)    American at its election shall either: (i) provide generally to officers and employees of HomeTown and its Subsidiaries, who at or after the Effective Time become employees of American or its Subsidiaries (“HomeTown Continuing Employees”), employee benefits under the American Benefit Plans (with no break in coverage), on terms and conditions which are the same as for similarly situated officers and employees of American and its Subsidiaries; or (ii) maintain for the benefit of the HomeTown Continuing Employees, the HomeTown Benefit Plans maintained by HomeTown immediately prior to the Effective Time;

provided that American may take action (or direct HomeTown to take action) to amend any HomeTown Benefit Plan immediately prior to the Effective Time to comply with any law or, so long as the benefits provided under those HomeTown Benefit Plans following such amendment are no less favorable to the HomeTown Continuing Employees than benefits provided by American to its officers and employees under any comparable American Benefit Plans, as necessary and appropriate for other business reasons.

(b)    For purposes of participation, vesting and benefit accrual (except not for purposes of benefit accrual with respect to any plan in which such credit would result in a duplication of benefits) under the American Benefit Plans, service with or credited by HomeTown or any of its Subsidiaries shall be treated as service with American. To the extent permitted under applicable law, American shall cause welfare American Benefit Plans maintained by American that cover the HomeTown Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under the HomeTown Benefit Plans), and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the HomeTown Continuing Employees under welfare HomeTown Benefit Plans to be credited to such HomeTown Continuing Employees under welfare American Benefit Plans, so as to reduce the amount of any deductible, co-insurance or maximum out-of-pocket payments payable by such HomeTown Continuing Employees under welfare American Benefit Plans for the applicable plan year (if any).

(c)    Each employee of HomeTown or any Subsidiary of HomeTown at the Effective Time whose employment is involuntarily terminated other than for cause by American after the Effective Time, but on or before the date that is six (6) months after the Effective Time, excluding any employee who has a contract providing for severance pay, shall be entitled to receive severance pay equal to two (2) weeks of pay, at his or her rate of pay in effect at the time of termination, for each full year of continuous service with HomeTown and American, subject to a minimum of four (4) weeks and a maximum of twenty-six (26) weeks of pay. Such severance payments will be in lieu of any payment under severance pay plans that may be in effect at HomeTown or any Subsidiary of HomeTown prior to the Effective Time.

(d)    With respect to HomeTown’s 401(k) plan, HomeTown shall cause such plan to be terminated effective immediately prior to the Effective Time, in accordance with applicable law and subject to the receipt of all applicable regulatory or governmental approvals. Each HomeTown Continuing Employee who was a participant in the HomeTown 401(k) plan and who continues in the employment of American or any of its Subsidiaries shall be eligible to participate in American’s 401(k) plan on or as soon as administratively practicable after the Effective Time, and account balances under the terminated HomeTown 401(k) plan will be eligible for distribution or rollover, including direct rollover, to American’s 401(k) plan for HomeTown Continuing Employees. Any other former employee of HomeTown or HomeTown’s Subsidiaries who is employed by American or American’s Subsidiaries after the Effective Time shall be eligible to be a participant in the American 401(k) plan upon complying with eligibility requirements. All rights to participate in American’s 401(k) plan are subject to American’s right to amend or terminate the plan. For purposes of administering American’s 401(k) plan, service with HomeTown and HomeTown’s Subsidiaries shall be deemed to be service with American for participation and vesting purposes, but not for purposes of benefit accrual.

(e)    Except as set forth on Section 5.10(e) of HomeTown’s Disclosure Letter, HomeTown and each of HomeTown’s Subsidiaries, as applicable, shall adopt such resolutions and/or amendments to the HomeTown Bank Supplemental Executive Retirement Plan (the “HomeTown SERP”) and related documents and take any other necessary action to freeze the HomeTown SERP on or, as applicable, prior to the Effective Time, as set forth on Section 5.10(e) of HomeTown’s Disclosure Letter. As soon as practicable after entering into this Agreement, HomeTown shall provide American with (i) certified copies of the resolutions and/or amendments adopted by the Board of Directors (or the appropriate committee thereof) of HomeTown or a Subsidiary of HomeTown, as applicable, authorizing the above actions taken with respect to the HomeTown SERP, and (ii) executed amendments to the HomeTown SERP and related documents, including any required written consent of the participants in the HomeTown SERP, in form and substance reasonably satisfactory to American to effectuate such actions.

(f)    Nothing in this Section 5.10 shall be interpreted as preventing American, from and after the Effective Time, from amending, modifying or terminating any American Benefit Plans or HomeTown Benefit Plans or any other contracts, arrangements, commitments or plans of either party in accordance with their terms and applicable law.

5.11    Reservation of Shares; Nasdaq Listing.

(a)    American shall take all corporate action as may be necessary to authorize and reserve for issuance such number of shares of American Common Stock to be issued pursuant to this Agreement, and to cause all such shares, when issued pursuant to this Agreement, to be duly authorized, validly issued, fully paid and nonassessable.

(b)    American shall use commercially reasonable efforts to cause the shares of American Common Stock to be issued in the Merger to be approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance, as promptly as practicable, and in any event prior to the Effective Time.

5.12    Indemnification; Insurance.

(a)    Following the Effective Time, American shall indemnify, defend and hold harmless any person who has rights to indemnification from HomeTown, to the same extent and on the same conditions as such person was entitled to indemnification pursuant to applicable law and HomeTown’s Organizational Documents, as in effect on the date of this Agreement. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, American shall direct, if the party to be indemnified elects, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between American and the indemnified party.

(b)    American shall, at or prior to the Effective Time, purchase a six (6) year “tail” prepaid policy on the same terms and conditions as the existing directors’ and officers’ liability (and fiduciary) insurance maintained by HomeTown from insurance carriers with comparable credit ratings, covering, without limitation, the Merger; provided, however, that the cost of such “tail” policy shall in no event exceed two hundred fifty percent (250%) of the amount of the last annual premium paid by HomeTown for such existing directors’ and officers’ liability (and fiduciary) insurance. If, but for the proviso to the immediately preceding sentence, American would be required to expend more than two hundred fifty percent (250%) of the amount of the last annual premium paid by HomeTown, American will obtain the maximum amount of that insurance obtainable by payment of two hundred fifty percent (250%) of the amount of the last annual premium paid by HomeTown.

(c)    The provisions of this Section 5.12 are intended to be for the benefit of and shall be enforceable by each indemnified party and his or her heirs and representatives.

5.13    Employment Arrangements.

(a)    American will, as of and after the Effective Time, assume and honor all employment, severance, change in control and deferred compensation agreements or arrangements, including the HomeTown SERP, that HomeTown and its Subsidiaries have with their current and former officers and directors and which are set forth in Section 5.13(a) of HomeTown’s Disclosure Letter, except to the extent any such agreements or arrangements shall have been amended, terminated or superseded prior to, on or after the Effective Time.

(b)    No more than twenty (20) days prior to the Effective Time, HomeTown shall take all steps necessary to terminate the agreements listed in Section 5.13(b) of HomeTown’s Disclosure Letter (collectively, the “Affected Agreements”) immediately preceding the Effective Time. Following the Effective Time, American shall pay to each individual who was a party to an Affected Agreement the applicable amount set forth on Section 5.13(b) of HomeTown’s Disclosure Letter at the time or times specified therein, net of applicable tax withholdings; provided, however, that each such amount shall be reduced as necessary to ensure that the amount so paid (when aggregated with any other benefits or payments payable upon a change in control to the affected individual) will not constitute an “excess parachute payment” within the meaning of Section 280G of the Code, as determined by American’s outside accounting firm or such other accounting firm or third-party mutually acceptable to American and HomeTown and in consultation with counsel to the affected individual. Prior to the Effective Time, American shall offer the agreements to certain executive officers of HomeTown as set forth in Section 5.13(b) of HomeTown’s Disclosure Letter. All documents issued, adopted or executed in connection with the implementation of this Section 5.13(b) shall be subject to American’s prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(c)    Prior to the Effective Time, HomeTown shall have obtained a general release from each of the individuals listed in Section 5.13(c) of HomeTown’s Disclosure Letter associated with each individual’s respective employment prior to the Effective Date. Such release shall be in a form acceptable to American.

5.14    Notice of Deadlines.

HomeTown has set forth in Section 5.14 of its Disclosure Letter a complete and accurate list of the deadlines for extensions or terminations of all material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which HomeTown or any of its Subsidiaries is a party. For purposes of this Section 5.14, a material agreement shall mean an agreement not terminable on thirty (30) days or less notice and involving the payment or value of more than $25,000 per year and/or has a termination fee.

5.15    Consent to Assign and Use Leased Premises; Extensions.

On Section 5.15 of its Disclosure Letter, HomeTown has provided a list of all leases with respect to real or personal property used by it or any of its Subsidiaries. With respect to the leases disclosed in Section 5.15 of its Disclosure Letter, HomeTown and each of its Subsidiaries will use commercially reasonable efforts to obtain all consents necessary or appropriate to transfer and assign, as of the Effective Time, all right, title and interest of HomeTown and each of its Subsidiaries to American or an appropriate Subsidiary of American and to permit the use and operation of the leased premises by American or an appropriate Subsidiary of American.

5.16    Takeover Laws.

If any federal or state anti-takeover laws or regulations may become, or may purport to be, applicable to the transactions contemplated hereby, each party hereto and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary and legally permissible so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such laws or regulations on any of the transactions contemplated by this Agreement.

5.17    Change of Method.

American and HomeTown shall be empowered, upon their mutual agreement and at any time prior to the Effective Time (and whether before or after the HomeTown Shareholders Meeting or the American Shareholders Meeting), to change the method or structure of effecting the combination of American and HomeTown (including the provisions of Article 1), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (i) alter or change the Exchange Ratio or amount of cash to be received by HomeTown shareholders in exchange for each share of HomeTown Common Stock, (ii) adversely affect the tax treatment of American or HomeTown pursuant to this Agreement or (iii) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties hereto agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.

5.18    Certain Policies.

Prior to the Effective Time, HomeTown shall, consistent with GAAP and applicable banking laws and regulations, modify or change its Loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of American; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Section 6.1(b).

5.19    Shareholder Litigation.

Each of American and HomeTown shall give the other prompt notice of any shareholder litigation against such party or its directors or affiliates (or combination thereof) relating to the transactions contemplated by this Agreement and shall give the other the opportunity to participate in, but not control, the defense or settlement of any such litigation. In addition, no such settlement by HomeTown shall be agreed to without American’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.20    Section 16 Matters.

American and HomeTown agree that, to most effectively compensate and retain certain directors and officers of HomeTown in connection with the Merger, both prior to and after the Effective Time, it is desirable that the directors and officers of HomeTown not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of HomeTown Common Stock, HomeTown Stock Awards and HomeTown Stock Options in the Merger, and for that purpose agree to the provisions of this Section 5.20. HomeTown shall deliver to American, in a reasonably timely fashion prior to the Effective Time, accurate information regarding those officers and directors of HomeTown subject to the reporting requirements of Section 16(a) of the Exchange Act, and the Boards of Directors of American and HomeTown, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause (in the case of HomeTown) any dispositions of HomeTown Common Stock, HomeTown Stock Awards or HomeTown Stock Options by the directors and officers of HomeTown, and (in the case of American) any acquisitions of American Common Stock or options to purchase American Common Stock by any director or officer of HomeTown who (if any), immediately following the Merger, will be officers or directors of American subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

5.21    American Assumption of HomeTown Subordinated Notes.

At the Effective Time, American shall assume the due and punctual payment of the principal of and any premium and interest on the Subordinated Notes (as defined herein) in accordance with their terms, and the due and punctual performance of all covenants and conditions thereof on the part of HomeTown to be performed or observed. As used in this Section 5.21, “Subordinated Notes” means that series of notes issued by HomeTown and outstanding as of the Effective Time, designated as the “6.75% Fixed to Floating Rate Subordinated Notes due 2025.”

ARTICLE 6

Conditions to the Merger

6.1    General Conditions.

The respective obligations of each party to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by each party pursuant to Section 8.3.

(a)    Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the American Shareholder Approval and the HomeTown Shareholder Approval.

(b)    Regulatory Approvals. American and HomeTown shall have received all Regulatory Approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, that no such approvals shall contain (i) any conditions, restrictions or requirements that would, after the Effective Time, have or be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on American and its Subsidiaries taken as a whole (after giving effect to the Merger) in the reasonable opinion of American, or (ii) any conditions, restrictions or requirements that would, after the Effective Time, be unduly burdensome in the reasonable opinion of American.

(c)    Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d)    Nasdaq Listing. The shares of American Common Stock to be issued to the holders of HomeTown Common Stock upon consummation of the Merger shall have been authorized for listing on the Nasdaq Global Select Market, subject to official notice of issuance.

(e)    Legal Proceedings. Neither party shall be subject to any order, decree or injunction of (i) a court or agency of competent jurisdiction or (ii) a Governmental Authority that enjoins or prohibits the consummation of the Merger.

6.2    Conditions to Obligations of American.

The obligations of American to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by American pursuant to Section 8.3.

(a)    Representations and Warranties. The representations and warranties of HomeTown set forth in Article 3, after giving effect to Section 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of the Closing Date as though made on and as of the Closing Date, and American shall have received a certificate, dated as of the Closing Date, signed on behalf of HomeTown by the Chief Executive Officer and Chief Financial Officer of HomeTown to such effect.

(b)    Performance of Obligations. HomeTown and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and American shall have received a certificate, dated as of the Closing Date, signed on behalf of HomeTown by the Chief Executive Officer and Chief Financial Officer of HomeTown to such effect.

(c)    Federal Tax Opinion. American shall have received a written opinion, dated the Closing Date, from its counsel, Williams Mullen, in form and substance reasonably satisfactory to American, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of American and HomeTown reasonably satisfactory in form and substance to such counsel.

6.3    Conditions to Obligations of HomeTown.

The obligations of HomeTown to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by HomeTown pursuant to Section 8.3.

(a)    Representations and Warranties. The representations and warranties of American set forth in Article 3, after giving effect to Section 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of the Closing Date as though made on and as of the Closing Date, and HomeTown shall have received a certificate, dated as of the Closing Date, signed on behalf of American by the Chief Executive Officer and Chief Financial Officer of American to such effect.

(b)    Performance of Obligations. American and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and HomeTown shall have received a certificate, dated as of the Closing Date, signed on behalf of American by the Chief Executive Officer and Chief Financial Officer of American to such effect.

(c)    Federal Tax Opinion. HomeTown shall have received a written opinion, dated the Closing Date, from its counsel, Gentry Locke, in form and substance reasonably satisfactory to HomeTown, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of American and HomeTown reasonably satisfactory in form and substance to such counsel.

ARTICLE 7

Termination

7.1    Termination.

This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after receipt of the American Shareholder Approval or the HomeTown Shareholder Approval, as provided below:

(a)    Mutual Consent. By the mutual consent in writing of American and HomeTown;

(b)    Closing Delay. By either American or HomeTown, evidenced by written notice, if the Merger has not been consummated by September 30, 2019 or such later date as shall have been agreed to in writing by the parties, provided that the right to terminate under this Section 7.1(b) shall not be available to any party whose breach or failure to perform an obligation hereunder has caused the failure of the Merger to occur on or before such date;

(c)    Breach of Representation or Warranty. By either American or HomeTown (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in breach of any covenant or agreement contained in this Agreement) in the event of a breach or inaccuracy of any representation or warranty of the other party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach or inaccuracy and which breach or inaccuracy (subject to the applicable standard set forth in Section 3.2) would provide the terminating party the ability to refuse to consummate the Merger under Section 6.2(a) in the case of American and Section 6.3(a) in the case of HomeTown;

(d)    Breach of Covenant or Agreement.    By either American or HomeTown (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in breach of any covenant or agreement contained in this Agreement) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach;

(e)    Conditions to Performance Not Met. By either American or HomeTown (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in breach of any covenant or agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger set forth in Section 6.2(a), Section 6.2(b), Section 6.3(a) or Section 6.3(b), as applicable, cannot be satisfied or fulfilled by the date specified in Section 7.1(b), as the date after which such party may terminate this Agreement;

(f)    HomeTown Solicitation and Recommendation Matters; HomeTown Shareholders Meeting Failure. At any time prior to the HomeTown Shareholders Meeting, by American if (i) HomeTown shall have breached Section 5.5, (ii) the HomeTown Board of Directors shall have failed to make the HomeTown Board Recommendation, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of American or (iii) HomeTown shall have materially breached its obligations under Section 5.3(a) by failing to call, give notice of, convene and hold the HomeTown Shareholders Meeting in accordance with (and subject to the exceptions set forth in) Section 5.3(a);

(g)    No HomeTown Shareholder Approval. By either American or HomeTown, if the HomeTown Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the HomeTown Shareholders Meeting or any adjournment thereof;

(h)    American Solicitation and Recommendation Matters; American Shareholders Meeting Failure. At any time prior to the American Shareholders Meeting, by HomeTown if (i) the American Board of Directors shall have failed to make the American Board Recommendation, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of HomeTown or (ii) American shall have materially breached its obligations under Section 5.3(b) by failing to call, give notice of, convene and hold the American Shareholders Meeting in accordance with Section 5.3(b);

(i)    No American Shareholder Approval. By either American or HomeTown, if the American Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the American Shareholders Meeting or any adjournment thereof;

(j)    Termination Event. By American upon the occurrence of any of the following events after the date hereof:

(i)    (A) HomeTown or HomeTown Bank, without having received American’s prior written consent, shall have entered into an agreement with any person to (1) acquire, merge or consolidate, or enter into any similar transaction, with HomeTown or HomeTown Bank, or (2) purchase, lease or otherwise acquire all or substantially all of the assets of HomeTown or HomeTown Bank; or (B) HomeTown or HomeTown Bank, without having received American’s prior written consent, shall have entered into an agreement with any person to purchase or otherwise acquire directly from HomeTown securities representing ten percent (10%) or more of the voting power of HomeTown; or

(ii)    a tender offer or exchange offer for ten percent (10%) or more of the outstanding shares of HomeTown Common Stock is commenced (other than by American or a Subsidiary of American), and the HomeTown Board recommends that the shareholders of HomeTown tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10)-business day period specified in Rule 14e-2(a) under the Exchange Act; or

(k)    Other Agreement. At any time prior to the HomeTown Shareholders Meeting, by HomeTown in order to enter into an acquisition agreement or similar agreement with respect to a Superior Proposal which has been received and considered by HomeTown and the HomeTown Board of Directors in compliance with Section 5.5 hereof; provided that this Agreement may be terminated by HomeTown pursuant to this Section 7.1(k) only after taking the following actions: (i) HomeTown shall notify American in writing, at least five (5) business days in advance, that it intends to accept a Superior Proposal; (ii) upon American’s request, HomeTown shall discuss with American the facts and circumstances giving rise to such decision and negotiate in good faith with American to facilitate American’s evaluation of whether to improve the terms and conditions of this Agreement as would permit the Board of Directors of HomeTown not to accept the Superior Proposal; (iii) if American shall have delivered to HomeTown an offer to alter the terms of this Agreement during such five (5) business day notice period, the Board of Directors of HomeTown shall have determined in good faith (after consultation with its outside legal counsel and financial advisor), after considering the terms of such offer by American, that such Superior Proposal would continue to constitute a Superior Proposal; and (iv) in the event of any material change to the material terms of such Superior Proposal, HomeTown shall, in each case, provide American with an additional notice and the five (5) business day notice period shall recommence.

7.2    Effect of Termination.

In the event of termination of this Agreement by either party as provided in Section 7.1, none of American, HomeTown, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability hereunder or in connection with the transactions contemplated hereby, except that (i) Section 5.2(c), Section 5.7, this Article 7 and Article 8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

7.3    Non-Survival of Representations, Warranties and Covenants.

None of the representations, warranties, covenants or agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, the Affiliate Agreements and the Director Noncompetition Agreements which shall survive in accordance with their terms) shall survive the Effective Time, except for Section 5.12 and Section 5.13 and for any other covenant and agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time.

7.4    Fees and Expenses.

(a)    Except as otherwise provided in this Agreement, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and legal advisors, except that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC and other Governmental Authorities in connection with the Merger shall be borne equally by American and HomeTown.

(b)    In recognition of the effort made, the expenses incurred and the other opportunities for acquisition forgone by American while structuring the Merger, HomeTown shall pay American the sum of $4,000,000 (the “Termination Fee”) if this Agreement is terminated as follows:

(i)    if this Agreement is terminated by American pursuant to Section 7.1(f) or Section 7.1(j), or by HomeTown pursuant to Section 7.1(k), payment shall be made to American concurrently with the termination of this Agreement; or

(ii)    if this Agreement is terminated (A) by American pursuant to Section 7.1(c), Section 7.1(d) or Section 7.1(e), (B) by either American or HomeTown pursuant to Section 7.1(b), or (C) by either American or HomeTown pursuant to Section 7.1(g), and in the case of any termination pursuant to clause (A), (B) or (C) an Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to the shareholders, senior management or the Board of Directors of HomeTown (or any person or entity shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement and prior to the taking of the vote of the shareholders of HomeTown contemplated by this Agreement at the HomeTown Shareholders Meeting, in the case of clause (C), or prior to the date of termination, in the case of clause (A) or (B), then (1) if within twelve (12) months after such termination HomeTown enters into an agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then HomeTown shall pay to American the Termination Fee on the date of execution of such agreement (regardless of whether such transaction is consummated before or after the termination of this Agreement) or the consummation of such transaction, or (2) if a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above) is consummated otherwise than pursuant to an agreement with HomeTown within twelve (12) months after the termination of this Agreement, then HomeTown shall pay to American the Termination Fee on the date when such transaction is consummated.

(c)    The agreements contained in paragraph (b) of this Section 7.4 shall be deemed an integral part of the transactions contemplated by this Agreement, that without such agreements the parties would not have entered into this Agreement and that no such amount constitutes a penalty or liquidated damages in the event of a breach of this Agreement by HomeTown. If HomeTown fails to pay or cause payment to American the amount(s) due under paragraph (b) above at the time specified therein, HomeTown shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by American in connection with any action in which American prevails, including the filing of any lawsuit, taken to collect payment of such amount(s), together with interest on the amount of any such unpaid amount(s) at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amount(s) were required to be paid until the date of actual payment.

(d)    Any payment required to be made pursuant to Section 7.4 shall be made by wire transfer of immediately available funds to an account designated by American in the notice of demand for payment delivered pursuant to this Section 7.4. For the avoidance of doubt, in no event shall HomeTown be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under multiple provisions of this Agreement at the same time or at different times or upon the occurrence of different events.

ARTICLE 8

General Provisions

8.1    Entire Agreement.

This Agreement, including the Disclosure Letters and the exhibits hereto, contains the entire agreement between American and HomeTown with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

8.2    Binding Effect; No Third Party Rights.

This Agreement shall bind American and HomeTown and their respective successors and assigns. Other than Section 5.10, Section 5.12, and Section 5.13, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

8.3    Waiver and Amendment.

Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the date of the HomeTown Shareholders Meeting or the American Shareholders Meeting, except statutory requirements and requisite approvals of shareholders and Regulatory Agencies.

8.4    Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

8.5    Notices.

All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given (i) on the date given if delivered prior to 5:00 p.m. Eastern Time on a business day, personally or by confirmed facsimile, in each case with a hard copy sent by registered or certified first class mail, personally or by commercial overnight delivery service; (ii) on the date received if sent by commercial overnight delivery service; or (iii) on the third business day after being mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to American:

Jeffrey V. Haley

President and Chief Executive Officer

American National Bankshares Inc.

628 Main Street

Danville, Virginia 24541

Phone: (434) 773-2219

Fax:     (434) 773-2207

with a copy to:

Scott H. Richter, Esq.

Williams Mullen

200 S. 10th Street, Suite 1600

Richmond, Virginia 23219

Phone: (804) 420-6221

Fax:     (804) 420-6507

If to HomeTown:

Susan K. Still

President and Chief Executive Officer

HomeTown Bankshares Corporation

202 South Jefferson Street

Roanoke, Virginia 24011

Phone: (540) 278-1705

Fax:     (540) 342-5626

with a copy to:

William R. Rakes, Esq.

Gentry Locke

10 Franklin Road S.E., Suite 900

Roanoke, Virginia 24011

Phone: (540) 983-9374

Fax:     (540) 983-9400

8.6    Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement. This Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes.

8.7    Waiver of Jury Trial.

Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) it understands and has considered the implications of this waiver and (ii) it makes this waiver voluntarily.

8.8    Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

AMERICAN NATIONAL BANKSHARES INC.

By:	/s/ Jeffrey V. Haley
Jeffrey V. Haley President and Chief Executive Officer

HOMETOWN BANKSHARES CORPORATION

By:	/s/ Susan K. Still
Susan K. Still President and Chief Executive Officer

EXHIBIT 1.1

To the Agreement and

Plan of Reorganization

FORM OF PLAN OF MERGER

BETWEEN

AMERICAN NATIONAL BANKSHARES INC.

AND

HOMETOWN BANKSHARES CORPORATION

Pursuant to this Plan of Merger, HomeTown Bankshares Corporation, a Virginia corporation (“HomeTown”), shall merge with and into American National Bankshares Inc., a Virginia corporation (“American”).

ARTICLE 1

Terms of the Merger

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of October 1, 2018, between American and HomeTown (the “Agreement”), at the Effective Time (as defined herein), HomeTown shall be merged with and into American (the “Merger”) in accordance with the provisions of Virginia law, and with the effect set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”). The separate corporate existence of HomeTown thereupon shall cease, and American shall be the surviving corporation in the Merger. The Merger will become effective on the date and at the time shown on the Articles of Merger required to be filed with the office of the Virginia State Corporation Commission, as provided in Section 13.1-720 of the VSCA, effecting the Merger (the “Effective Time”).

ARTICLE 2

Merger Consideration; Exchange Procedures

2.1    Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of the shareholders of HomeTown or American, as the case may be, such shareholders will be entitled to the following:

(a)    Each share of common stock, par value $1.00 per share, of American (“American Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall remain unchanged by the Merger.

(b)    Each share of common stock, par value $5.00 per share, of HomeTown (“HomeTown Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for the right to receive 0.4150 shares (the “Exchange Ratio”) of American Common Stock, plus cash in lieu of any fractional shares pursuant to Section 2.4 (collectively, the “Merger Consideration”). All shares of HomeTown Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.

(c)    Each certificate previously representing shares of HomeTown Common Stock (a “HomeTown Common Certificate”) and the non-certificated shares of HomeTown Common Stock (the “HomeTown Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each underlying share of HomeTown Common Stock (i) the Merger Consideration upon the surrender of such HomeTown Common Certificate or HomeTown Book-Entry Shares in accordance with Section 2.2, and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.

(d)    Each share of HomeTown Common Stock held by either party hereto and each share of American Common Stock held by HomeTown or any Subsidiary (as defined in the Agreement) of HomeTown prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor; provided, that such shares of American Common Stock shall resume the status of authorized and unissued shares of American Common Stock.

2.2    Exchange Procedures.

(a)    On or before the Closing Date, American shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by American (in such capacity, the “Exchange Agent”), for the benefit of the holders of the HomeTown Common Certificates and the holders of HomeTown Book-Entry Shares, at the election of American, either certificates representing the shares of American Common Stock or non-certificated shares of American Common Stock (or a combination) issuable pursuant to this Article 2, together with any dividends or distributions with respect thereto and any cash to be paid in lieu of fractional shares without any interest thereon (the “Exchange Fund”), in exchange for the HomeTown Common Certificates and HomeTown Book-Entry Shares.

(b)    As promptly as practicable after the Effective Time, American shall cause the Exchange Agent to send to each former shareholder of record of HomeTown immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder’s HomeTown Common Certificates or HomeTown Book-Entry Shares for the Merger Consideration, as provided for herein.

(c)    American shall cause the Merger Consideration into which shares of HomeTown Common Stock are converted at the Effective Time, and dividends or distributions that a HomeTown shareholder shall be entitled to receive, to be issued and paid to such HomeTown shareholder upon proper surrender to the Exchange Agent of HomeTown Common Certificates and HomeTown Book-Entry Shares representing such shares of HomeTown Common Stock, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any such cash to be paid pursuant to Section 2.4 or Section 2.6.

(d)    Any HomeTown shareholder whose HomeTown Common Certificates or HomeTown Book-Entry Shares have been lost, destroyed, stolen or are otherwise missing shall be entitled to the Merger Consideration and dividends or distributions upon compliance with reasonable conditions imposed by American pursuant to applicable law and as required in accordance with American’s standard policy (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

(e)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of HomeTown for twelve (12) months after the Effective Time shall be returned to American (together with any earnings in respect thereof). Any shareholders of HomeTown who have not complied with this Article 2 shall thereafter be entitled to look only to American, and only as a general creditor thereof, for payment of the consideration deliverable in respect of each share of HomeTown Common Stock such shareholder held as of the close of business on the Effective Time as determined pursuant to the Agreement, without any interest thereon.

(f)    None of the Exchange Agent, the parties hereto, nor the parties’ respective Subsidiaries shall be liable to any shareholder of HomeTown for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3    HomeTown Stock Options and Other Equity-Based Awards.

(a)    At the Effective Time, each option, whether vested or unvested, to purchase shares of HomeTown Common Stock (a “HomeTown Stock Option”) granted under an equity or equity-based compensation plan of HomeTown (a “HomeTown Stock Plan”) shall be converted into an option (each, a “Replacement Option”) to acquire, on the same terms and conditions as were applicable under such HomeTown Stock Option (except as provided otherwise in this Section 2.3(a) and taking into account any changes thereto, including any acceleration of vesting thereof, provided for in the HomeTown Stock Plan or in the related award document by reason of the Merger), the number of shares of American Common Stock equal to the product of (i) the number of shares of HomeTown Common Stock subject to the HomeTown Stock Option multiplied by (ii) the Exchange Ratio. Such product shall be rounded down to the nearest whole number. The exercise price per share (rounded up to the next whole cent) of each Replacement Option shall equal (y) the exercise price per share of shares of HomeTown Common Stock that were purchasable pursuant to such HomeTown Stock Option divided by (z) the Exchange Ratio. Notwithstanding the foregoing, each HomeTown Stock Option that is intended to be an “incentive stock option” (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) shall be adjusted if necessary in accordance with the requirements of Section 424 of the Code, and all other options shall be adjusted if necessary in a manner that maintains the option’s exemption from Section 409A of the Code.

(b)    At the Effective Time, each restricted stock award granted under a HomeTown Stock Plan (a “HomeTown Stock Award”) that is unvested or contingent and outstanding immediately prior to the Effective Time shall cease, at the Effective Time, to represent any rights with respect to shares of HomeTown Common Stock and shall be converted without any action on the part of the holder thereof, into a restricted stock award of American (a “Replacement

Stock Award”), on the same terms and conditions as were applicable under the HomeTown Stock Awards (but taking into account any changes thereto, including any acceleration of vesting thereof, provided for in the HomeTown Stock Plan or in the related award document by reason of the Merger). The number of shares of American Common Stock subject to each such Replacement Stock Award shall be equal to the number of shares of HomeTown Common Stock subject to the HomeTown Stock Award multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of American Common Stock.

(c)    At the Effective Time, American shall assume the HomeTown Stock Plans; provided that such assumption shall only be with respect to the Replacement Options and Replacement Stock Awards, and American shall have no obligation to make any additional grants or awards under the HomeTown Stock Plans. The provisions of any such HomeTown Stock Plan will be unchanged, except that (i) all references to HomeTown (other than any references relating to a “change in control” (or similar term) of HomeTown) in the HomeTown Stock Plan and in each agreement evidencing any award thereunder shall be deemed to refer to American, unless American reasonably determines otherwise, and (ii) the number of shares of American Common Stock available for issuance pursuant to the HomeTown Stock Plan following the Effective Time shall be equal to the number of shares of HomeTown Common Stock so available immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of American Common Stock.

(d)    As soon as practicable after the Effective Time, American will deliver to the holders of Replacement Options and Replacement Stock Awards any required notices setting forth such holders’ rights pursuant to the respective HomeTown Stock Plan and award documents and stating that such Replacement Options and Replacement Stock Awards have been issued by American and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.3 after giving effect to the Merger and the terms of the HomeTown Stock Plan).

2.4    No Fractional Shares.

Each holder of shares of HomeTown Common Stock exchanged pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of American Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of American Common Stock multiplied by the average closing price per share of American Common Stock, as reported on the Nasdaq Global Select Market, for the ten (10) consecutive trading days ending on and including the fifth trading day immediately prior to the Effective Time.

2.5    Anti-Dilution.

In the event American changes (or establishes a record date for changing) the number of shares of American Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, appropriate and proportional adjustments will be made to the Exchange Ratio.

2.6    Dividends.

No dividend or other distribution payable to the holders of record of HomeTown Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any HomeTown Common Certificate or HomeTown Book-Entry Share until such holder properly surrenders such shares (or furnishes a surety bond or customary indemnity that the HomeTown Common Certificate or HomeTown Book-Entry Share is lost, destroyed, stolen or otherwise missing as provided in Section 2.2(d)) for exchange as provided in Section 2.2 of this Plan of Merger, promptly after which time all such dividends or distributions will be paid (without interest).

2.7    Withholding Rights.

The Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to the Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax (as defined in the Agreement) law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority (as defined in the Agreement) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Plan of Merger as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

2.8    No Appraisal Rights.

In accordance with Section 13.1-730 of the VSCA, no appraisal rights shall be available to the holders of HomeTown Common Stock in connection with the Merger or the other transactions contemplated by the Agreement.

ARTICLE 3

Articles of Incorporation and Bylaws of American

The Articles of Incorporation of American as in effect immediately prior to the Effective Time will be the Articles of Incorporation of American at and after the Effective Time until thereafter amended in accordance with the provisions thereof and applicable law. The Bylaws of American as in effect immediately prior to the Effective Time will be the Bylaws of American at and after the Effective Time until thereafter amended in accordance with the provisions thereof and applicable law.

ARTICLE 4

Conditions Precedent

The obligations of American and HomeTown to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.

EXHIBIT 1.3(a)

To the Agreement and

Plan of Reorganization

FORM OF SUBSIDIARY BANK AGREEMENT AND PLAN OF MERGER

BETWEEN

AMERICAN NATIONAL BANK AND TRUST COMPANY

AND

HOMETOWN BANK

This Subsidiary Bank Agreement and Plan of Merger (the “Subsidiary Bank Agreement”), dated [____________], 2018, is between American National Bank and Trust Company, a national banking association (“American National Bank”), and HomeTown Bank, a Virginia chartered bank.

ARTICLE 1

Terms of the Merger

1.1    The Merger.

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of October 1, 2018 (the “Agreement”), between American National Bankshares Inc. (“American”) and HomeTown Bankshares Corporation (“HomeTown”), at the Effective Time (as defined herein), HomeTown Bank shall be merged with and into American National Bank (the “Merger”) in accordance with the provisions of the National Bank Act and the rules and regulations promulgated thereunder and, with respect to HomeTown Bank, pursuant to the Virginia Stock Corporation Act. American National Bank shall be the surviving national banking association in the Merger (American National Bank as existing on and after the Effective Time is sometimes referred to herein as the “Continuing Bank”). The Merger shall become effective on such date and time as specified in Article 6 hereof (the “Effective Time”).

1.2    Articles of Association; Bylaws.

The Articles of Association and Bylaws of American National Bank in effect immediately prior to the consummation of the Merger shall continue to remain in effect following the Effective Time until otherwise amended.

1.3.    Conversion of Shares.

Each share of common stock of American National Bank issued and outstanding immediately prior to the Effective Time shall continue unchanged as an outstanding share of common stock of the Continuing Bank, and each outstanding share of common stock of HomeTown Bank shall be cancelled and retired with no consideration to be issued or paid in exchange therefor.

1.4    Assets and Liabilities.

All assets of HomeTown Bank as they exist at the Effective Time shall pass to and vest in the Continuing Bank without any conveyance or other transfer. The Continuing Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of each of the merging banks existing as of the Effective Time.

ARTICLE 2

Board of Directors

Immediately after the Effective Time, the Board of Directors of the Continuing Bank shall consist of all of the following individuals:

Jeffrey V. Haley Charles H. Majors Fred A. Blair Frank C. Crist, Jr. Tammy M. Finley Michael P. Haley	Charles S. Harris F. D. Hornaday, III John H. Love Franklin W. Maddux Claude B. Owen, Jr. Ronda M. Penn	Dan M. Pleasant Joel R. Shepherd Susan K. Still Nancy H. Agee Kenneth S. Bowling

ARTICLE 3

Capital Stock

The amount of capital stock of the Continuing Bank after the Effective Time shall be $3.0 million, divided into 300,000 shares of common stock, each of $10.00 par value. At the Effective Time, the Continuing Bank shall have a surplus of approximately [$____ million], undivided profits, including capital reserves, of approximately [$____ million] and accumulated other comprehensive income of approximately [$____ thousand], adjusted however, for normal and merger-related earnings and expenses between September 30, 2018 and the Effective Time.

ARTICLE 4

Conditions Precedent

The obligations of American National Bank and HomeTown Bank to effect the Merger as herein provided shall be subject to the receipt of all applicable regulatory approvals and to the prior effectiveness of the merger of HomeTown with and into American in accordance with the Agreement.

ARTICLE 5

Termination

This Subsidiary Bank Agreement may be terminated at any time prior to the Effective Time by the parties hereto.

ARTICLE 6

Board and Shareholder Approvals; Effectiveness

This Subsidiary Bank Agreement has been authorized and approved by the respective boards of directors of American National Bank and HomeTown Bank, by American as the sole shareholder of American National Bank and by HomeTown as the sole shareholder of HomeTown Bank, and the merger shall become effective as of [__]:[__] p.m. Eastern Time, on [_____________], 2019, and the parties hereto request that such time and date be specified in the merger approval to be issued by the Comptroller of the Currency of the United States.

[signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Subsidiary Bank Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

AMERICAN NATIONAL BANK AND TRUST COMPANY

By:
Jeffrey V. Haley President and Chief Executive Officer

HOMETOWN BANK

By:
Susan K. Still President and Chief Executive Officer

EXHIBIT 5.8

To the Agreement and

Plan of Reorganization

FORM OF AFFILIATE AGREEMENT

This Affiliate Agreement (the “Agreement”), dated as of October 1, 2018, is by and among American National Bankshares Inc., a Virginia corporation (“American”), HomeTown Bankshares Corporation, a Virginia corporation (“HomeTown”), and the undersigned shareholder of HomeTown (the “Shareholder”). All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (defined below).

WHEREAS, the Boards of Directors of American and HomeTown have approved a business combination of their companies through the merger (the “Merger”) of HomeTown with and into American pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of October 1, 2018, between American and HomeTown, and a related Plan of Merger (together referred to herein as the “Merger Agreement”);

WHEREAS, the Shareholder is the beneficial and registered owner of, and has the right and power to vote or direct the disposition of the number of shares of common stock, no par value, of HomeTown (“HomeTown Common Stock”) set forth opposite the Shareholder’s name on Schedule A hereto (such shares, together with all shares of HomeTown Common Stock subsequently acquired by the Shareholder during the term of this Agreement, are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to American and HomeTown entering into the Merger Agreement, the Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in Article 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.    Agreement to Vote.

During the term of this Agreement and at such time as HomeTown conducts the HomeTown Shareholders Meeting, the Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the HomeTown Shareholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of HomeTown under the Merger Agreement or of the Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of American’s or HomeTown’s conditions under the Merger Agreement.

2.    Covenants of Shareholder.

The Shareholder covenants and agrees as follows:

(a)    Ownership. The Shareholder is the beneficial and registered owner of the Shares as set forth opposite the Shareholder’s name on Schedule A hereto. Except for the Shareholder’s Shares, the Shareholder is not the beneficial or registered owner of any other shares of HomeTown Common Stock or rights to acquire shares of HomeTown Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

(b)    Restrictions on Transfer. During the term of this Agreement, the Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting the Shareholder’s Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares.

(c)    Authority. The Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

(d)    No Breach. None of the execution and delivery of this Agreement nor the consummation by the Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or bound or to which the Shares are subject.

(e)    No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by the Shareholder, or by a nominee or custodian for the benefit of the Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder, and (ii) Liens, if any, which have been disclosed on Schedule B attached hereto.

(f)    Consents and Approvals. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require the Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

(g)    Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Shareholder, threatened against or affecting the Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of the Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

(h)    No Solicitation. During the term of this Agreement, the Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of the Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(i)    Statements. The Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of HomeTown should not support the Merger.

3.     No Prior Proxies.

The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

4.     Certain Events.

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including the Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of HomeTown affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of HomeTown issued to or acquired by the Shareholder.

5.    Capacity; Obligation to Vote.

(a)    Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of HomeTown is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, the Shareholder shall be permitted, at the request of the Board of Directors of HomeTown, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of HomeTown. With respect to the terms of this

Agreement relating to the Shares, this Agreement relates solely to the capacity of the Shareholder as a shareholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by the Shareholder of his or her responsibilities as a director or officer of HomeTown, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by the Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by the Shareholder of his or her fiduciary responsibility in respect of any such securities.

(b)    The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, the Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) American is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) HomeTown is otherwise entitled to terminate the Merger Agreement.

6.    Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with Article 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of the Shareholder, HomeTown or American, or their respective officers or directors, except that nothing in this Section 6 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

7.    Stop Transfer Order.

In furtherance of this Agreement, as soon as practicable after the date hereof, the Shareholder shall hereby authorize and instruct HomeTown to instruct its transfer agent to enter a stop transfer order with respect to all of Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 6 hereof.

8.    Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

9. Banking Relationships.

Notwithstanding any other terms and provisions of this Agreement, including Section 6, the Shareholder further covenants and agrees that (i) from the date hereof and through the Effective Time of the Subsidiary Bank Merger, he or she will use best efforts to maintain and continue with HomeTown Bank such banking relationships (e.g., lending, deposit or other accounts) that the Shareholder (or affiliates thereof) currently maintains with HomeTown and HomeTown Bank, in form and substance substantially the same as currently maintained; and (ii) after the Subsidiary Bank Merger and until the one (1) year anniversary of the Subsidiary Bank Merger, he or she will use best efforts to maintain and continue with American and American National Bank such banking relationships that the Shareholder (or affiliates thereof) maintained with HomeTown and HomeTown Bank prior to the Subsidiary Bank Merger.

10.    Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.

11.    Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

12.    Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to HomeTown or American, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to the Shareholder, at the address for the Shareholder shown on the records of HomeTown.

13.    Benefit of Agreement; Assignment.

(a)    This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

(b)    The parties hereto agree and designate HomeTown Bank and American National Bank as third-party beneficiaries of this Agreement, with HomeTown Bank and American National Bank each having the right to enforce the terms hereof.

14. Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

15.    Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[Signatures on following page]

IN WITNESS WHEREOF, American National Bankshares Inc., HomeTown Bankshares Corporation and the Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

AMERICAN NATIONAL BANKSHARES INC.

By:
Jeffrey V. Haley President and Chief Executive Officer

HOMETOWN BANKSHARES CORPORATION

By:
Susan K. Still President and Chief Executive Officer

SHAREHOLDER

Name:

SCHEDULE A

Number of Shares

Name	Common Stock (including restricted stock)	Vested Options	Unvested Options

SCHEDULE B

Liens

EXHIBIT 5.9

To the Agreement and

Plan of Reorganization

FORM OF DIRECTORS NONCOMPETITION AGREEMENT

October 1, 2018

American National Bankshares Inc.

628 Main Street

Danville, Virginia 24541

Ladies and Gentlemen:

[The undersigned is a director of HomeTown Bank, a Virginia banking corporation and wholly-owned subsidiary of HomeTown Bankshares Corporation, a Virginia corporation (“HomeTown”).] [The undersigned is a director of HomeTown Bankshares Corporation (“HomeTown”), a Virginia corporation and parent bank holding company of HomeTown Bank, a Virginia banking corporation.] American National Bankshares Inc., a Virginia corporation (“American”), has agreed to acquire HomeTown and HomeTown Bank (the “Transaction”), pursuant to an Agreement and Plan of Reorganization, dated as of October 1, 2018, between American and HomeTown (the “Agreement”). The undersigned has been offered the opportunity to become a member of (i) American’s Board of Directors, (ii) the Board of Directors of American National Bank and Trust Company, the wholly-owned national bank subsidiary of American (“American National Bank”), or (iii) the Transition Board (as such term is defined in the Agreement) following the Transaction.

As a condition of acceptance of such offer, and subject to the exceptions below, the undersigned hereby agrees that, for the longer of (i) 24 months following the Effective Time or (ii) the period that the undersigned shall be a member of the American Board of Directors, the American National Bank Board of Directors or the Transition Board, the undersigned will not, directly or indirectly: (A) become a member of the board of directors or an advisory board of, or be an organizer of, or be a 1% or more shareholder of, any entity engaged in or formed for the purpose of engaging in a Competitive Business anywhere in the Market Area (as such terms are defined below); or (B) in any individual or representative capacity whatsoever, induce any individual to terminate his or her employment with American or its Affiliates (as such term is defined below).

D-1

As used in this Agreement, the term “Competitive Business” means the financial services business, which includes one or more of the following businesses: consumer and commercial banking, insurance brokerage, asset management, residential and commercial mortgage lending, and any other business in which American or any of its Affiliates are engaged; the term “Market Area” means (i) the cities of Roanoke and Salem and the counties of Franklin, Montgomery and Roanoke in Virginia, and any cities, towns and counties adjacent to such localities, and (ii) any other city, town, county or municipality in Virginia in which American has established and is continuing to operate a banking office or a loan production office (excluding, for purposes of this letter agreement, an office providing solely residential mortgage loans, unless such office is in the areas identified in clause (i) above); the term “Affiliate” means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, American; and the term “Person” means any person, partnership, corporation, company, group or other entity.

Notwithstanding the foregoing, in no event shall the undersigned be prevented from continuing to engage in, or being or continuing to engage in any activities as an officer, employee, owner, shareholder, partner or member in or of, or a member of the board of directors or a member of an advisory board of, any entity engaged in, a Competitive Business if the undersigned holds such position (or a corresponding position with the predecessor to such entity) or otherwise engages in that Competitive Business on the date hereof.

This letter agreement is the complete agreement between American and the undersigned concerning the subject matter hereof and shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Virginia, without regard to its conflicts of laws provisions.

This letter agreement is executed as of the 1st day of October 2018.

Very truly yours,

__________________________________________

[Insert Name]

D-2